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IDS Life Guaranteed Term Annuity
Prospectus, April 30, 1997

This prospectus describes interests in a group market value annuity contract and individual market value annuity contracts offered by IDS Life Insurance Company (IDS Life) to the general public for non-tax qualified purchases. For the group contract, eligible individuals include members of the general public.

Participation in a group contract will be accounted for separately by the issuance of a certificate showing your interest under the group contract. Participation in an individual contract is shown by the issuance of an individual annuity contract. The certificate and the individual contract are both referred to as the "contract."

In addition, IDS Life may offer these contracts in the following tax qualified programs: (1) plans qualified under Section 401(a), 401(k) or 403(a) of the Internal Revenue Code of 1986, as amended (the Code); (2) annuity purchase plans adopted by public school systems and certain tax-exempt organizations pursuant to Section 403(b) of the Code; (3) individual retirement annuities established by persons, eligible under Section 408 of the Code (IRA); (4) contracts purchased by the U.S. government, the government of any state or political subdivision thereof, or by any agency or instrumentality (within the meaning of Section 414(d) of the Code), for use in satisfying its obligation to provide a benefit under a governmental plan; and (5) deferred compensation plans under
Section 457 of the Code.

A minimum purchase payment of at least $5,000 must accompany the application for a contract. No additional payment is permitted under a contract. The accumulation value will be guaranteed by the general assets of IDS Life. IDS Life generally intends to invest funds received in relation to contracts in a variety of debt instruments having price durations which tend to match the applicable contract.

IDS Life Account MGA
Group and Individual Market
Value Annuity Contracts

Sold by:
IDS Life Insurance Company
IDS Tower 10
Minneapolis, MN 55440-0010
Telephone: 800-437-0602

These securities may be subject to a substantial surrender charge and/or market value adjustment if not held to the renewal date which could result in your receipt of less than your original purchase payment.

For renewal guarantee periods, the renewal interest rate will be declared by IDS Life based on various factors. It may be higher or lower than the previous guaranteed interest rate.



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The minimum guaranteed renewal interest rate is 3%.

These securities have not been approved or disapproved by the Securities and Exchange Commission nor has the Commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.


IDS Life is not a bank or financial institution, and the securities it offers are not deposits or obligations of, backed or guaranteed or endorsed by any bank or financial institution nor are they insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other agency. Investments in this annuity involve investment risk including the possible loss of principal.





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Table of contents                                       Page

The Guaranteed Term Annuity in brief......................

Key terms.................................................

Description of contracts..................................
General...................................................
Application and purchase payment..........................
Right to cancel...........................................
Guarantee periods.........................................
Surrenders................................................
Surrender charge..........................................
Market value adjustment...................................
Premium taxes.............................................
Death benefit prior to settlement.........................
Statement.................................................
Electing the settlement date and form of annuity..........

Amendment, distribution and assignment of contracts ......
Amendment of contracts....................................
Distribution of contracts.................................
Assignment of contracts...................................

Federal tax considerations................................

The Company...............................................
Business..................................................
Investments by IDS Life...................................
Selected financial data...................................
Management's discussion and analysis of consolidated
financial condition and results of operations.............

Directors and executive officers..........................
Executive compensation....................................
Security ownership of management..........................

Legal proceedings and opinion.............................

Experts...................................................

Appendix A - Partial surrender illustration...............

Appendix B - Market value adjustment illustration.........

IDS Life financial information............................




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The Guaranteed Term Annuity in brief

Contracts: IDS Life is offering group and individual market value annuities to the general public for non-tax qualified and tax qualified purchases. IDS Life is a wholly owned subsidiary of American Express Financial Corporation, which itself is a wholly owned subsidiary of American Express Company. As described in this prospectus, market value annuity contracts have a guaranteed interest rate that is credited to the purchase payment when it is held to the end of the guarantee period (the renewal date). Surrenders before the renewal date are subject to a market value adjustment and a surrender charge (if applicable).

Guarantee periods: When a payment is made under an application, the applicant selects a guarantee period from among those then offered by IDS Life. During this guarantee period, the purchase payment earns interest at the applicable guaranteed interest rate as established by IDS Life. Interest is credited on a daily basis and the interest credited earns interest at the applicable guaranteed interest rate as established by IDS Life. (p. )

Renewal guarantee periods: At the end of each guarantee period, a renewal guarantee period of one year will begin, unless the owner elects a different duration. The owner must elect the length of a renewal guarantee period during the 30 days before the end of the previous guarantee period. Failure to make an election will result in an automatic renewal for a period of one year. As of the first day of each renewal guarantee period the renewal value will earn interest at the then applicable renewal guaranteed interest rate and the interest credited will earn interest at the then applicable renewal guaranteed interest rate. (p. )

Surrenders: Subject to certain restrictions, partial or total surrenders are permitted. We may defer payment of any surrender for a period up to six months from the date we receive notice of surrender or the period permitted by state law, if less. A deferral of payment will not be for a period greater than seven days except under extraordinary circumstances. We will pay annual interest of at least 3% of any amounts deferred for more than thirty days during such period if we choose to exercise this deferral right. (p. )

Surrender charge: Surrenders may be subject to a surrender charge and/or a market value adjustment. Before the eighth contract anniversary, a surrender charge beginning at a maximum of 8% will be assessed if you surrender. No surrender charge will be applied for any surrenders after the eighth contract anniversary or if the surrender occurs on the last day of a guarantee period. We will waive the surrender charge in certain instances. (p. )

Market value adjustment: A market value adjustment will be applied when the surrender occurs before the renewal date. No market value adjustment will be applied to any surrender effective as of the end of a guarantee period. The market adjusted value will reflect the relationship, at the time of surrender, between the rate we then



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are crediting on purchase  payments to new contracts  with the same durations as the time remaining in the guarantee period, and the guaranteed interest rate applicable to that contract. Generally, significant factors affecting the amount of the market value adjustment are the level of interest rates on investments that are similar to those supporting current contract purchase payments and the time remaining to the end of the guarantee period. The market adjusted value is sensitive, therefore, to changes in current interest rates. The level of the market value adjustment is dependent on the current interest rate at the time of surrender. The market value adjustment may increase or decrease the value of this investment before the renewal date. It is possible that the amount you receive on surrender would be less than your original purchase payment if interest rates increase. Also, if interest rates decrease, the amount you receive on surrender may be more than your original purchase payment and accrued interest. The market adjusted value also affects settlements under an annuity payment plan. (p. )

Premium taxes: We reserve the right to deduct applicable premium taxes from the accumulation value of the contract. State premium taxes range from 0 to 3.5% of the gross purchase payments. (p. )

Death benefit prior to settlement: The contract provides for a guaranteed death benefit. In the event of the death of the annuitant or owner prior to the settlement date, IDS Life will pay to the owner or beneficiary the death benefit in lieu of any other payment under the contract. The amount of the death benefit will equal the accumulation value. (p. )

Electing the settlement date and form of annuity: On the settlement date specified by the owner, IDS Life will pay the owner a lump sum payment or start to pay a series of payments. A series of payments may be elected under certain annuity plans. (p. )

Key terms

In this prospectus, "we", "us" and "IDS Life" refer to IDS Life Insurance Company and "you" and "yours" refer to an owner who has been issued a contract.

These terms can help you understand details about your annuity:

Accumulation value - The value of the purchase payment plus interest credited, adjusted for any surrenders.

Annuitant - The person on whose life monthly annuity payments depend.

Annuity  -  A  contract   purchased  from  an  insurance   company  that  offers
tax-deferred growth of the purchase payment until earnings are withdrawn.

Cash surrender value - The market adjusted value less any applicable surrender charge.




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Contract  anniversary  - The same day and month as the  contract  date each year that the contract remains in force.

Contract date - The effective date of the contract as designated in the contract.

Current interest rate - The applicable interest rate contained in a schedule of rates established by us from time to time for various guarantee periods.

Initial guarantee period - The period during which the initial guarantee rate will be credited.

Initial guarantee rate - The rate of interest credited to the purchase payment during the initial guarantee period.

Market adjusted value - The accumulation value adjusted by the market adjusted value formula, on any date before the end of the guarantee period.

Market value adjustment - The market adjusted value minus the accumulation value.

Owner - The person or entity to whom the annuity contract is issued.

Purchase payment - Payment made to IDS Life for an annuity.

Renewal date - The first day of a renewal guarantee period. It will always be on a contract anniversary.

Renewal guarantee period - A renewal guarantee period will begin at the end of each guarantee period.

Renewal guarantee rate - The rate of interest credited to the renewal value during the renewal guarantee period.

Renewal value - The accumulation value at the end of the current guarantee period.

Settlement - The application of the market adjusted value of the contract to provide annuity payments.

Settlement date - The date on which annuity payments are to begin.

Written request - A request in writing signed by you and delivered to us at our home office.




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Description of contracts

General

This prospectus describes interests in market value annuities offered by IDS Life for non-tax qualified purchases. In addition, IDS Life may offer the contracts in the following tax qualified programs: (1) Section 401(a), 401(k) and 403(a) plans; (2) Section 403(b) plans; (3) IRAs; (4) certain governmental plans; and (5) deferred compensation plans.

As described in this prospectus, the contracts have a guaranteed interest rate that is credited to a purchase payment in the contract when the purchase payment is held to its renewal date. Surrenders prior to the renewal date are subject to a market value adjustment and a surrender charge (if applicable).

Application and purchase payment

To apply for a contract, you must complete an application and make a minimum purchase payment of $5,000. For individuals age 90 and younger, the maximum purchase payment is $1,000,000 without prior approval. This limit applies in total to all IDS Life annuities you own. If you purchase the contract to fund a tax qualified plan, that plan's limit on contributions also will apply.

We will return an improperly completed application, along with the corresponding purchase payment, five business days after we receive it if the application has not, by that time, been properly completed.

A payment is credited to a contract on the date we receive a properly completed application at our Minneapolis office along with the purchase payment. Interest is earned the next day. IDS Life then issues a contract and confirms the purchase payment in writing.

Right to cancel

State or federal law may give you the right to cancel the contract within a specific period of time after receipt of the contract and receive a refund of the entire purchase payment. For revocation to be effective, mailing or delivery of notice of cancellation must be made in writing to our home office at the following address: IDS Life Insurance Company, Attn: Transactions, P.O. Box 534, Minneapolis, MN 55440-0534.

Guarantee periods

The owner selects the duration of the guarantee period from among those durations we offer. As of the date of this prospectus, we are offering guarantee periods with annual durations from one to 10 years; however, the guarantee periods we offer in the future could be different. The duration selected will determine the guaranteed interest rate and the purchase payment (less surrenders made and less applicable premium taxes, if any) will earn interest at this



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guaranteed interest rate during the entire guarantee period. All interest earned will be credited daily; this compounding effect is reflected in the guaranteed interest rate.

Below is an illustration of how we will credit interest during the guarantee period. For the purpose of this example, we have made the assumptions as indicated.

Example of guaranteed rate of accumulation

Beginning account value: $50,000
Guaranteed period: 10 years
Guaranteed rate: 6% annual effective rate

           Interest credited
           to the account             Cumulative interest
Year       during year                credited to the account

 1         $3,000.00                  $ 3,000.00
 2          3,180.00                    6,180.00
 3          3,370.80                    9,550.80
 4          3,573.05                   13,123.85
 5          3,787.43                   16,911.28
 6          4,014.68                   20,925.96
 7          4,255.56                   25,181.51
 8          4,510.89                   29,692.40
 9          4,781.54                   34,473.95
10          5,068.44                   39,542.38

Guaranteed accumulation value at the end of 10 years is:
$50,000 + $39,542.38 = $89,542.38

Note: This example assumes no surrenders of any amount during the entire ten-year period. A market value adjustment applies and a surrender charge may apply to any interim surrender. (See Surrenders). The hypothetical interest rates are illustrative only and are not intended to predict future interest rates to be declared under the contract. Actual interest rates declared for any given time may be more or less than those shown.

Renewal guarantee periods: At the end of any guarantee period, a renewal guarantee period will begin. We will notify you in writing about the renewal guarantee periods available before the renewal date. This written notification will not specify the interest rate for the renewal value. You may elect in writing, during the 30-day period before the end of the guarantee period, a renewal guarantee period of a different duration from among those we offer at that time. If no election is made, we will automatically apply the renewal value to a guarantee period of one year. In no event may renewal guarantee periods extend beyond the settlement date then in effect for the contract. For example, if the annuitant is age 62 at the end of a guarantee period and the settlement date for the annuitant is age 65, a three-year guarantee period is the maximum guarantee period that may be selected under the contract. The renewal value will then earn interest at a guaranteed interest rate



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that we have declared for such duration. We may declare new schedules of guaranteed interest rates as frequently as daily.

At the beginning of any renewal guarantee period, the renewal value will be the accumulation value at the end of the guarantee period just ending. The renewal value is guaranteed by our general assets. This amount will earn interest for the renewal guarantee period at the then applicable guaranteed interest rate for the period selected, that may be higher or lower than the previous guaranteed interest rate.

At your written request, we will notify you of the renewal guarantee rates for the periods then available. You also may call us to inquire about renewal guarantee rates.

Establishment of guaranteed interest rates: The guaranteed interest rate for a chosen guarantee period will be known at the time a purchase payment is received or an accumulation value is renewed. We will send a confirmation that will show the amount and the applicable guaranteed interest rate. The minimum guaranteed interest rate for renewal values is 3% per year. The rate on renewal values will be equal to or greater than the rate credited on new comparable purchase payments at that time.

IDS Life has no specific formula for determining the rate of interest that it will declare as guaranteed interest rates in the future. We will declare the guaranteed interest rates from time to time based on our analysis of current market conditions. (See Investments by IDS Life). In addition, IDS Life also may consider various other factors in determining guaranteed interest rates for a given period, including regulatory and tax requirements; sales commission and administrative expenses we bear; general economic trends; and competitive factors. IDS Life management will make the final determination as to the guaranteed interest rates to be declared. We cannot predict nor can we guarantee future guaranteed interest rates above the 3% rate.

Surrenders

General: Subject to certain tax law and retirement plan restrictions noted below, total and partial surrenders may be made under a contract at any time.

In the case of all surrenders, the accumulation value will be reduced by the amount surrendered on the surrender date and that amount will be payable to the owner. The accumulation value also will be reduced by any applicable surrender charge and either reduced or increased by any market value adjustment applicable to the surrender. IDS Life will, on request, inform you of the amount payable in a total or partial surrender. Any total or partial surrender may be subject to tax and tax penalties. Surrenders from certain tax qualified contracts also may be subject to 20% income tax withholding. (See Federal tax considerations.)




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Tax-sheltered  annuities:  The Code imposes  certain  restrictions on an owner's
right  to  receive  early   distributions   attributable  to  salary   reduction
contributions  from a contract  purchased for a retirement  plan qualified under
Section 403(b) of the Code as a tax-sheltered annuity (TSA).

Distributions attributable to salary reduction contributions made after Dec. 31, 1988, plus the earnings on them, or to transfers or rollovers of such amounts from other contracts may be made from the TSA contract only if the owner has attained age 59-1/2, has become disabled as defined in the Code, has separated from the service of the employer that purchased the contract or has died.

Additionally, if the owner should encounter a financial hardship (within the meaning of the Code), he or she may receive a distribution of all contract values attributable to salary reduction contributions made after Dec. 31, 1988, but not of the earnings on them.

Even though a distribution may be permitted under these rules (e.g., for hardship or after separation from service), it may nonetheless be subject to a 10% IRS penalty tax (in addition to income tax) as a premature distribution and to 20% income tax withholding. (See Federal tax considerations.)

These restrictions do not apply to transfers of contract value to another TSA investment vehicle available through the employer.

Partial surrenders: Unless we agree otherwise, the minimum amount you may surrender is $250. You cannot make a partial surrender if it would reduce the accumulation value of your annuity to less than $2,000.

You may request the net check amount you wish to receive. We will determine how much accumulation value needs to be surrendered to yield the net check amount after any applicable market value adjustments and surrender charge deductions.

A partial surrender request not exceeding $50,000 may be made by telephone. We have the authority to honor any telephone partial surrender request believed to be authentic and will use reasonable procedures to confirm that they are. This includes asking identifying questions and tape recording calls. As long as reasonable procedures are followed, neither IDS Life nor its affiliates will be liable for any loss resulting from fraudulent requests. At times when the volume of telephone requests is unusually high, we will take special measures to ensure that your call is answered as promptly as possible. A telephone surrender request will not be allowed within 30 days of a phoned-in address change.

Total surrenders: We will compute the value of your contract at the close of business after we receive your request for a complete surrender. We may ask you to return the contract.




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Payment on surrender: We may defer payment of any partial or total surrender for a period not exceeding 6 months from the date we receive your notice of surrender or the period permitted by state insurance law, if less. Only under extraordinary circumstances will we defer a surrender payment more than 7 days, and if we defer payment for more than 30 days, we will pay annual interest of at least 3% on the amount deferred. While all circumstances under which we could defer payment upon surrender may not be foreseeable at this time, such circumstances could include, for example, our inability to liquidate assets due to a general financial crisis. If we intend to withhold payment more than 30 days, we will notify you in writing.

NOTE:  You will be charged a fee if you request express mail delivery.

Surrender charge

A surrender charge may be assessed on any total or partial surrender taken prior to the eighth contract anniversary unless the surrender occurs on the last day of a guarantee period. The amount of the surrender charge will be based on the length of the guarantee period. The table below shows the maximum amount of the surrender charge.

Surrender charge percentage:

Guarantee period     Contract years as measured from the beginning
                     of a guarantee period

                     1     2     3     4     5     6     7     8

     1 year          1%
     2 years         2     1%
     3 years         3     2     1%
     4 years         4     3     2     1%
     5 years         5     4     3     2     1%
     6 years         6     5     4     3     2     1%
     7 years         7     6     5     4     3     2     1%
     8 years         8     7     6     5     4     3     2     1%
     9 years         8     7     6     5     4     3     2     1
    10 years         8     7     6     5     4     3     2     1

For renewal guarantee periods, the surrender charge will be based on the lesser of:

o     the length of the new guarantee period, or
o the number of years remaining until the eighth contract anniversary.




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For example,  if a contract owner chose an initial  guarantee  period of 5 years and later a renewal guarantee period of 4 years, the surrender charge percentages would be:

Contract year     Surrender charge

     1                  5%
     2                  4
     3                  3
     4                  2
     5                  1*
     6                  3
     7                  2
     8                  1
     9+                 0

    *0% on last day of 5th contract year.

There will never be any surrender charges after the eighth contract anniversary.

Also, after the first contract anniversary, surrender charges will not apply to surrenders of amounts totalling up to 10% of the accumulation value as of the last contract anniversary.

Surrender charge calculation: If there is a surrender charge, it is calculated as:

(A minus B) multiplied by P

where: A = market adjusted value surrendered
       B = 10% of accumulation value on last contract anniversary not already taken as a partial surrender this contract year.
       P = applicable surrender charge percentage

For an illustration of a partial surrender and applicable surrender charges, see Appendix A.

Waiver of surrender charge:  There will be no surrender charge:

o    on the last day of a guarantee period;
o    after the eighth contract anniversary;
o after the first contract anniversary for surrenders of amounts totalling up to 10% of the contract accumulation value as of the last contract anniversary;
o    upon the death of the annuitant or owner; or
o upon the application of the market adjusted value to provide annuity payments under an annuity payment plan (if such application occurs on a renewal date, there will be no surrender charge or market value adjustment, and the full accumulation value will be applied under an annuity payment plan).



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In some  cases,  such as  when an  employer  makes  this  annuity  available  to employees, we may expect to incur lower sales and administrative expenses or perform fewer services due to the size of the group, the average contribution and the use of group enrollment procedures. Then we may be able to reduce or eliminate surrender charges. However, we expect this to occur infrequently.

Market value adjustment

The accumulation value, including the interest credited, is guaranteed if the contract is held until the end of the guarantee period. However, a market value adjustment will be applied if a surrender occurs prior to the end of the guarantee period. The market adjusted value also affects settlements under an annuity payment plan.

The market adjusted value is your accumulation value (purchase payment plus interest credited minus surrenders and surrender charges) adjusted by a formula. The market adjusted value reflects the relationship between the guaranteed interest rate on your contract and the interest rate we are crediting on new contracts with guarantee periods that are the same as the time remaining in your guarantee period.

The market adjusted value is sensitive to changes in current interest rates. The difference between your accumulation value and market adjusted value on any day will depend on our current schedule of guaranteed interest rates on that day, the time remaining in your guarantee period and your guaranteed interest rate.

Upon surrender your market adjusted value may be greater than your guaranteed term annuity's accumulation value, equal to it or less than it depending on how the guaranteed interest rate on your annuity compares to the interest rate of a new annuity for the same number of years as the guarantee period remaining on your annuity.
------------------------------------------------------------------
Relationship between your annuity's
guaranteed rate and new annuity for
the same number of years as the
guaranteed period remaining on your           Your market adjusted
annuity:                                      value will be:
------------------------------------------------------------------
If your annuity rate > new annuity rate + .25%  greater than your accumulation value
If your annuity rate = new annuity rate + .25%  equal   to  your
                                                accumulation value
If your annuity rate < new annuity rate + .25%  less than your accumulation value
------------------------------------------------------------------

For example, assume you bought a contract with a guarantee period of 10 years and a guaranteed interest rate of 4.5% annually. Assume that after 3 years you decide to surrender your contract (you have 7 years left in your guarantee period). If the current interest rate we are offering on new contracts with 7-year



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guarantee  periods is 5%,  your  market  adjusted  value will be lower than your accumulation value. On the other hand, if the current interest rate we are then offering on new contracts with 7-year guarantee periods is 4%, your market adjusted value will be higher than your accumulation value. A 5% surrender charge would then be deducted from the market adjusted value.

Market adjusted value formula:

Market adjusted value =          (Renewal value)
                             (1 + ic + .0025)(N + t)

Renewal value -- The accumulation value at the end of the current guarantee period

ic            -- The current interest rate offered for new contract
                 sales and renewals for the number of years remaining in the guarantee period

N             -- The number of complete contract years to the end
                 of the current guarantee period

t             -- The fraction of the contract year remaining to the
                 end of the contract year (for example, if 180 days remain in a 365 day year, t would be .493)

The current guaranteed interest rate (ic) is declared by us periodically. It is the rate we are then paying on purchase payments and renewals paid under this class of contracts for guarantee period durations equaling the remaining guarantee period duration of the contract to which the formula is being applied. If the remaining guarantee period is a number of complete years, the specific complete year guarantee rate will be used. If the remaining guarantee period is less than 1 year, the one year guarantee rate will be used. If the remaining guarantee period is a number of complete years plus fractional years, the rate will be determined by straight line interpolation between the two years' rates. For example, if the remaining guarantee period duration is 8.5 years, and the current guaranteed interest rate for 8 years is 4% and for 9 years is 5%, IDS Life will use a guaranteed interest rate of 4.5%.

Market value adjustment formula:

Market value adjustment = Market adjusted value less
                          accumulation value

For an illustration showing an upward and downward adjustment, see Appendix B.

Premium taxes

We reserve the right to deduct an amount from the accumulation value of the contract at the time that any applicable premium taxes not previously deducted are payable. If a tax is payable at the

PAGE 15
time of the purchase payment and we choose to not deduct it at that time, we further reserve the right to deduct it at a later date. Current premium taxes range in an amount up to 3.5% depending on jurisdiction.

Death benefit prior to settlement

If the annuitant or owner dies before the settlement date, the death benefit payable to the beneficiary will equal the accumulation value.

If your spouse is sole beneficiary or co-owner: If you, as owner or co-owner, die before the settlement date and your spouse is the only beneficiary or co-owner, your spouse may keep the annuity as owner. To do this, your spouse must, within 60 days after we receive proof of death, give us written instructions to keep the contract in force.

Section 401(k) plans, Section 403(b) plans (TSAs), Section 457 plans, custodial and trusteed plans, and IRAs: If the contract is purchased under a Section 401(k) plan, Section 403(b) plan, Section 457 plan, custodial or trusteed plan or for an IRA and we receive proof of the annuitant's death before the settlement date, we will pay the beneficiary the death benefit described above. If the annuitant dies before reaching the settlement date and the spouse is the only beneficiary, the spouse may keep the annuity in force until the date on which the annuitant would have reached 70-1/2 or any other date permitted by the Code. To do this, the spouse must, within 60 days after we receive proof of death, give us written instructions to keep the contract in force.

Paying the beneficiary: Unless you have given us other written instructions, we will pay the beneficiary in a single payment. The beneficiary may elect to receive this payment at any time within 5 years after the date of death. Payment from a tax qualified contract (except an IRA) made to a surviving spouse instead of being directly rolled over to an IRA may be subject to 20% income tax withholding. We may make payments under any payment plan available under this contract if:

o the beneficiary asks us in writing within 60 days after we receive proof of death;

o payments begin no later than one year after death or any other date permitted by the Code; and

o the payment period does not extend beyond the beneficiary's life or life expectancy.

We will determine the accumulation value at the next close of business after our death claim requirements are fulfilled. We will mail payment to the beneficiary within seven days after our death claim requirements are fulfilled.

PAGE 16
Statement

Prior to the settlement date, at least annually, we will send a statement showing a summary of the contract.

Electing the settlement date and form of annuity

Upon processing your application we will establish the settlement date to the maximum age or date as specified below. You can also select a date within the maximum limits. This date can be aligned with your actual retirement from a job, or it can be a different future date, depending on your needs and goals and on certain restrictions. You can also change the date, provided you send us written instructions at least 30 days before annuity payouts begin.

For non-tax qualified contracts, the settlement date cannot be later than the latest of:

o  the contract anniversary nearest the annuitant's 85th birthday;
   or

o  the 10th contract anniversary.

For tax qualified contracts, to avoid IRS penalty taxes, the retirement date generally must be:

o  on or after the date the annuitant reaches age 59-1/2;

o for IRAs, by April 1 of the year following the calendar year when the annuitant reaches age 70-1/2; or

o for all other tax qualified contracts, by April 1 of the year following the calendar year when the annuitant reaches age 70- 1/2 or, if later, retires; except that 5% business owners may not select a settlement date that is later than April 1 of the year following the calendar year when they reach age 70-1/2.

Annuity payments: The first payment will be made as of the settlement date. Once annuity payments have started for an annuitant, no surrender of the annuity benefit can be made for the purpose of receiving a lump sum in lieu of payments.

Death after settlement date: If you or the annuitant dies after the settlement date, the amount payable to the beneficiary, if any, will continue as provided in the annuity payment plan then in effect.

Annuity plans: There are different ways to receive annuity payments. We call these plans. You may select one of these plans, or another payment arrangement to which we agree, by giving us written notice at least 30 days before the settlement date.

PAGE 17
The market adjusted value (less applicable premium taxes, if any) may be applied on the settlement date under any of the annuity plans described below, but in the absence of an election, the market adjusted value will be applied on the settlement date under Plan B to provide a life annuity with 120 monthly payments certain.

If the amount to be applied to an annuity plan is not at least $2,000 or if payments are to be made to other than a natural person, we have the right to make a lump sum payment of the cash surrender value. If a lump sum payment is made from a tax qualified contract (except an IRA), 20% income tax withholding may apply.

o Plan A - This provides monthly annuity payments for the lifetime of the annuitant. No payments will be made after the annuitant dies.

o Plan B - This provides monthly annuity payments for the lifetime of the annuitant with a guarantee by us that payments will be made for a period of at least 5, 10 or 15 years. You must select the period.

o Plan C - This provides monthly annuity payments for the lifetime of the annuitant with a guarantee by us that payments will be made for a certain number of months. We determine the number of months by dividing the market adjusted value applied under this plan by the amount of the monthly annuity payment.

o Plan D - We call this a joint and survivor life annuity. Monthly payments will be paid for the lifetime of the annuitant and a joint annuitant. When either the annuitant or joint annuitant dies, we will continue to make monthly payments for the lifetime of the survivor. No payments will be paid after the death of both the annuitant and joint annuitant.

o Plan E - This provides monthly fixed dollar annuity payments for a period of years. The period of years may be no less than 10 nor more than 30.

The contract provides for annuity payment plans on a fixed basis only. The amount of each annuity payment will not change during the annuity payment period. The amount of the annuity payment will depend on:

-- the market adjusted value (less any applicable premium tax not previously deducted) on the date;

--    the annuity table we are then using for annuity settlements
      (never less than the table guaranteed in the contract);

--    the annuitant's age; and

--    the annuity payment plan selected.

PAGE 18
The tables for Plans A, B, C and D are based on the "1983 Individual Annuitant Mortality Table A" and an assumed rate of 4% per year. The table for Plan E is based on an interest rate of 4%. IDS Life may, at our discretion, if mortality appears more favorable and interest rates justify, apply other tables that will result in higher monthly payments.

Restrictions for some tax qualified plans: If your annuity was purchased under a
Section 401(k) plan, custodial or trusteed plan, Section 457 plan, Section 403(b) plan (TSA), or as an IRA, you must select a payment plan that provides for payments:

o  during the life of the annuitant;

o  during the joint lives of the annuitant and beneficiary;

o  for a period not exceeding the life expectancy of the annuitant;
   or

o for a period not exceeding the joint life expectancies of the annuitant and beneficiary.

Reference also must be made to the terms of the tax qualified plan and applicable law for any limitations or restrictions on the settlement date or annuity payment plan that may be selected.

Amendment, distribution and assignment of contracts

Amendment of contracts

We reserve the right to amend the contracts to meet the requirements of applicable federal or state laws or regulations. We will notify you in writing of any such amendments.

Distribution of contracts

IDS Life is the principal underwriter for the contracts. IDS Life is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 (1934 Act) as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. IDS Life may enter into distribution agreements with certain broker-dealers registered under the 1934 Act. IDS Life will pay a maximum commission of 5% for the sale of a contract. In the future, we may pay a commission on an election of a subsequent guarantee period by an owner.

Assignment of contracts

You may change ownership of your annuity at any time by filing a change of ownership with us at our home office. No change of ownership will be binding upon us until we receive and record it. We take no responsibility for the validity of the change. If you have a tax qualified plan, the contract may not be sold, assigned, transferred, discounted or pledged as collateral for a loan or as security for the performance of an obligation or for any other

PAGE 19
purpose to any person other than IDS Life; provided, however, that if the owner is a trust or custodian, or an employer acting in a similar capacity, ownership of a contract may be transferred to the annuitant.

The value of any part of a non-tax qualified annuity contract assigned or pledged is taxed like a cash withdrawal to the extent allocable to investment in annuity contracts after Aug. 13, 1982.

Transfer of a non-tax qualified annuity contract to another person without adequate consideration is considered a gift and the transfer will be considered a surrender of the contract for federal income tax purposes. The income in the contract will be taxed to the transferor who may be subject to the 10% IRS penalty tax for early withdrawal. The transferee's investment in the annuity will be the value of the annuity at the time of the transfer. Consult with your tax advisor before taking any action.

Federal tax considerations

Under current law, there is no liability for federal income tax on any increase in the annuity's value until payments are made (except for change of ownership discussed above in "Assignment of contracts"). However, since federal tax consequences cannot always be anticipated, you should consult a tax advisor if you have any questions about the taxation of your annuity contract.

You are not taxed on your purchase payment. Your purchase payment generally includes purchase payments made with after-tax dollars. If the purchase payment was made by you or on your behalf with pre-tax dollars as part of a tax qualified retirement plan, such amounts are not considered to be part of your investment in the contract and will be taxed when paid to you.

If you surrender part or all of your contract before the date on which you have decided to begin to receive annuity payments, you will be taxed on the payments which you receive, to the extent that the value of your contract exceeds your investment in the contract, and you may have to pay an IRS penalty tax for early withdrawal.

If you begin receiving annuity payments under a non-tax qualified annuity contract, a portion of each payment will be subject to tax and a portion of each payment will be considered to be part of your investment in the contract and will not be taxed. All amounts received after your investment in the contract is recovered will be subject to tax. If you begin receiving payments from a tax qualified annuity, for example an IRA, Section 403(b) plan, or Section 457 plan, all of the payments generally will be subject to taxation except to the extent that the contributions were made with after-tax dollars.

Unlike life insurance proceeds, the death benefit under an annuity contract is not tax exempt. The gain, if any, is taxable as ordinary income to the beneficiary in the year(s) he or she receives the payments.

PAGE 20
Tax law requires that all non-qualified deferred annuity contracts issued by the same company to the same contract owner during a calendar year are to be treated as a single, unified contract. The amount of income included and taxed in a distribution (or a transaction deemed a distribution under tax law) taken from any one of such contracts is determined by summing all such contracts.

The income earned on a non-tax qualified contract held by such entities as corporations, partnerships or trusts generally will be treated as ordinary income received during that year. However, if the trust was set up for the benefit of a natural person only, the income will continue to be tax-deferred.

You may have to pay a 10% IRS penalty tax on any amount includible in your ordinary income. This penalty will not apply to any amount received:

o  after you reach age 59-1/2;

o  because of your death;

o  because you become disabled (as defined in the Code);

o if the distribution is part of a series of substantially equal periodic payments over your life or life expectancy (or joint lives or life expectancies of you and your designated beneficiary); or

o  if it is allocable to a purchase payment before Aug. 14, 1982
   (except for contracts in tax qualified plans).

These are the major exceptions to the 10% IRS penalty tax. Additional exceptions may apply depending upon whether or not the annuity is tax qualified.

For tax qualified contracts, other penalties apply if you surrender an annuity bought under your plan before the plan specifies that payments can be made under the plan.

In general, if you receive all or part of the contract value from an annuity, withholding may be imposed against the taxable income portion of the payment. Any withholding that is done represents a prepayment of your tax due for the year. You take credit for such amounts on the annual tax return that you file.

If the payment is part of an annuity payment plan, the amount of withholding generally is computed using payroll tables. You can provide us with a statement of how many exemptions to use in calculating the withholding. As long as you've provided us with a valid Social Security Number or Taxpayer Identification Number, you can elect not to have any withholding occur.

If the distribution is any other type of payment (such as a partial or full surrender), withholding is computed using 10% of the taxable portion. Similar to above, as long as you've provided us with a valid Social Security Number or Taxpayer Identification Number, you can elect not to have this withholding occur.

PAGE 21
If a distribution is taken from a contract offered under a Section 457 Plan (deferred compensation plan of state and local governments and tax-exempt organizations), withholding is computed using payroll methods depending upon the type of payment.

Some states also impose withholding requirements similar to the federal withholding described above. If this should be the case, any payment from which federal withholding is deducted may also have state withholding deducted.

The withholding requirements may differ if payment is being made to a non-U.S. citizen or if the payment is being delivered outside the United States.

If you receive all or part of the contract value from a tax qualified annuity (except an IRA or Section 457 plan), mandatory 20% income tax withholding generally will be imposed at the time the payment is made. In addition, federal income tax and the 10% IRS penalty tax for early withdrawals may apply to amounts properly includible in income. This mandatory 20% income tax withholding will not be imposed if:

o instead of receiving the payment, you elect to have the payment rolled over directly to an IRA or another eligible plan;

o the payment is one of a series of substantially equal periodic payments, made at least annually, over your life or life expectancy (or joint lives or life expectancies of you and your designated beneficiary) or made over a period of 10 years or more; or

o  the payment is a minimum distribution required under the Code.

These are the major exceptions to the mandatory 20% income tax withholding. Payments made to a surviving spouse instead of being directly rolled over to an IRA may be subject to 20% income tax withholding. For taxable distributions that are not subject to the mandatory 20% withholding, federal income tax will be withheld from the taxable part of your distribution unless you elect otherwise. State withholding also may be imposed on taxable distributions.

You will receive a tax statement for any year that you receive a taxable distribution from your annuity contract according to our records.

The contract is intended to qualify as an annuity for federal income tax purposes. To that end, the provisions of the contract are to be interpreted to ensure or maintain such tax qualification, notwithstanding any other provisions of the contract. We reserve the right to amend the contract to reflect any clarifications that may be needed or are appropriate to maintain such qualification or to conform the contract to any applicable changes in the tax qualification requirements. We will send you a copy of any such amendments.

PAGE 22
Our discussion of federal tax laws is based upon our understanding of these laws as they are currently interpreted. Either federal tax laws or current interpretations of them may change. You are urged to consult your tax advisor concerning your specific circumstances.

The Company

Business

IDS Life is a stock insurance company organized in 1957 under the laws of the State of Minnesota. IDS Life is a wholly owned subsidiary of American Express Financial Corporation, which is a wholly owned subsidiary of American Express Company. IDS Life acts as a direct writer of insurance policies and annuities and as the investment manager of various investment companies. IDS Life is licensed to write life insurance and annuity contracts in 49 states and the District of Columbia. The headquarters of IDS Life is IDS Tower 10, Minneapolis, MN 55440-0010.

Investments by IDS Life

Assets of IDS Life must be invested in accordance with requirements established by applicable state laws regarding the nature and quality of investments that may be made by life insurance companies and the percentage of their assets that may be committed to any particular type of investment. In general, these laws permit investments, within specified limits and subject to certain qualifications, in federal, state, and municipal obligations, corporate bonds, preferred and common stocks, real estate mortgages, real estate and certain other investments. All claims by purchasers of the contracts, and other general account products, will be funded by the general account.

IDS Life intends to construct and manage the investment portfolio using a strategy known as "immunization." Immunization seeks to lock in a defined return on the pool of assets versus the pool of liabilities over a specified time horizon. Since the return on the assets versus the liabilities is locked in, it is "immune" to any potential fluctuations in interest rates during the given time. Immunization is achieved by constructing a portfolio of assets with a price sensitivity to interest rate changes (i.e., price duration) that is essentially equal to the price duration of the corresponding portfolio of liabilities. Portfolio immunization provides flexibility and efficiency to IDS Life in creating and managing the asset portfolio, while still assuring safety and soundness for funding liability obligations.

IDS Life's investment strategy will incorporate the use of a variety of debt instruments having price durations tending to match the applicable guaranteed interest periods. These instruments include, but are not necessarily limited to, the following:

        o Securities issued by the U.S. government or its agencies or instrumentalities, which issues may or may not be guaranteed by the U.S. government;

PAGE 23
        o      Debt  securities  that have an investment  grade,  at the time of
               purchase,   within  the  four  highest  grades  assigned  by  the
               nationally recognized rating agencies;

        o Debt instruments that are unrated, but which are deemed by IDS Life to have an investment quality within the four highest grades;

        o Other debt instruments, which are rated below investment grade, limited to 15% of assets at the time of purchase; and

        o Real estate mortgages, limited to 30% of portfolio assets at the time of acquisition.

In addition, options and futures contracts on fixed income securities will be used from time to time to achieve and maintain appropriate investment and liquidity characteristics on the overall asset portfolio.

While this information generally describes our investment strategy, we are not obligated to follow any particular strategy except as may be required by federal law and Minnesota and other state insurance laws.

Selected financial data

The following selected financial data for IDS Life and its subsidiaries should be read in conjunction with the consolidated financial statements and notes included in the prospectus beginning on page __.

                                                            Years ended Dec. 31, (thousands)
                                        1996                1995           1994           1993          1992

Premiums                             $   182,921       $   161,530    $   144,640    $   127,245   $   114,379
Net investment income                  1,965,362         1,907,309      1,781,873      1,783,219     1,616,821
Net realized (loss) on investments          (159)           (4,898)        (4,282)        (6,737)       (3,710)
Other                                    574,341           472,035        384,105        304,344       240,959
                                         -------           -------        -------        -------       -------
Total revenues                       $ 2,722,465       $ 2,535,976    $ 2,306,336    $ 2,208,071   $ 1,968,449
                                       ---------         ---------      ---------      ---------     ---------
Income before income taxes           $   621,714       $   560,782    $   512,512    $   412,726   $   315,821
                                         -------           -------        -------        -------       -------
Net income                           $   414,576       $   364,940    $   336,169    $   270,079   $   211,170
                                         -------           -------        -------        -------       -------
Total assets                         $47,305,981       $42,900,078    $35,747,543    $33,057,753   $27,295,773

Management's discussion and analysis of consolidated financial condition and results of operations

Results of operations

1996 compared to 1995:

Consolidated net income increased 14% to $415 million in 1996, compared to $365 million in 1995. Earnings growth resulted primarily from increases in management fees and policyholder and contractholder charges partially offset by a slight decrease in investment margins. These increases reflect higher average insurance and annuities in force during 1996. Investment margins were below prior year levels primarily due to increasing interest credited rates throughout 1996.

PAGE 24
Consolidated income before income taxes totaled $622 million in 1996, compared with $561 million in 1995. In 1996, $161 million was from the life, disability income and long-term care insurance segment, compared with $125 million in 1995. In 1996, $461 million was from the annuity segment, compared with $440 million in 1995.

Total premiums received increased to $6.1 billion in 1996, compared with $5.0 billion in 1995. This increase is primarily due to an increase in sales of variable annuities in 1996.

Total revenues increased to $2.7 billion in 1996, compared with $2.5 billion in 1995. The increase is primarily due to increases in net investment income, policyholder and contractholder charges, and management fees. Net investment income, the largest component of revenues, increased from the prior year, reflecting a slight increase in investments owned.

Policyholder and contractholder charges, which consist primarily of cost of insurance charges on universal life-type policies, increased 18% to $303 million in 1996, compared with $256 million in 1995. This increase reflects higher total life insurance in force which grew 13% to $67 billion at December 31, 1996.

Management and other fees increased 26% to $271 million in 1996, compared with $216 million in 1995. This is primarily due to an increase in separate account assets, which grew 24% to $19 billion at December 31, 1996, due to market appreciation and sales. The Company provides investment management services for the mutual funds used as investment options for variable annuities and variable life insurance. The Company also receives a mortality and expense risk fee from the separate accounts.

Total benefits and expenses increased slightly to $2.1 billion in 1996. The largest component of expenses, interest credited to policyholder accounts for universal life-type insurance and investment contracts, increased to $1.4 billion. This was due to higher aggregate amounts in force and an increase in average interest credited rates.

1995 compared to 1994:

Consolidated net income increased 8.6% to $365 million in 1995, compared to $336 million in 1994. Earnings growth resulted primarily from increases in management fees and policyholder and contractholder charges partially offset by a slight decrease in investment margins. These increases reflect higher average insurance and annuities in force during 1995. Investment margins were below prior year levels primarily due to higher interest credited rates during the first two quarters of 1995.

Consolidated income before income taxes totaled $561 million in 1995, compared with $513 million in 1994. In 1995, $125 million was from the life, disability income, health and long-term care insurance segment, compared with $123 million in 1994. In 1995, $440 million was from the annuity segment, compared with $394

PAGE 25
million in 1994. There was a $4.9 million net realized loss on investments in 1995, compared with a net realized loss on investments of $4.3 million in 1994.

Total premiums received decreased to $5.0 billion in 1995, compared with $5.7 billion in 1994. This decrease is primarily due to a decrease in sales of variable annuities, reflecting very strong sales of variable products during 1994.

Total revenues increased to $2.5 billion in 1995, compared with $2.3 billion in 1994. The increase is primarily due to increases in net investment income, policyholder and contractholder charges, and management fees. Net investment income, the largest component of revenues, increased from the prior year, reflecting an increase in investments owned.

Policyholder and contractholder charges, which consist primarily of cost of insurance charges on universal life-type policies, increased 16% to $256 million in 1995, compared with $220 million in 1994. This increase reflects higher total life insurance in force which grew 13% to $59.4 billion at December 31, 1995.

Management and other fees increased 32% to $216 million in 1995, compared with $164 million in 1994. This is primarily due to an increase in separate account assets, which grew 38% to $15 billion at December 31, 1995, due to market appreciation and sales. The Company provides investment management services for the mutual funds used as investment options for variable annuities and variable life insurance. The Company also receives a mortality and expense risk fee from the separate accounts.

Total benefits and expenses increased to $2.0 billion in 1995. The largest component of expenses, interest credited to policyholder accounts for universal life-type insurance and investment contracts, increased to $1.3 billion. This was due to higher aggregate amounts in force and an increase in average interest credited rates.

Risk management

The Company primarily invests in fixed income securities over a broad range of maturities for the purpose of providing fixed annuity clients with a competitive rate of return on their investments while minimizing risk, and to provide a dependable and targeted spread between the interest rate earned on investments and the interest rate credited to clients' accounts. The Company does not invest in securities to generate trading profits.

The Company has an investment committee that holds regularly scheduled meetings and, when necessary, special meetings. At these meetings, the committee reviews models projecting different interest rate scenarios and their impact on profitability. The objective of the committee is to structure the investment security portfolio based upon the type and behavior of products in the liability portfolio so as to achieve targeted levels of profitability.

PAGE 26
Rates credited to clients' accounts are generally reset at shorter intervals than the maturity of underlying investments. Therefore, margins may be negatively impacted by increases in the general level of interest rates. Part of the committee's strategy includes the purchase of some types of derivatives, such as interest rate caps and swaps, for hedging purposes. These derivatives protect margins by increasing investment returns if there is a sudden and severe rise in interest rates, thereby mitigating the impact of an increase in rates credited to clients' accounts.

Liquidity and capital resources

The liquidity requirements of the Company are met by funds provided from operations and investment activity. The primary components of the funds provided are premiums, investment income, proceeds from sales of investments as well as maturities and periodic repayments of investment principal.

The primary uses of funds are policy benefits, commissions and operating expenses, policy loans, dividends and investment purchases.

The Company has available lines of credit with two banks and its parent aggregating $175 million, of which $100 million is with its parent. The $25,000 line of credit with one bank expired on Dec. 31, 1996 and the Company did not seek renewal. The $50,000 line of credit with the other bank expires on June 30, 1997 and the Company expects to seek renewal. The lines of credit are used strictly as short-term sources of funds. Borrowings outstanding under the agreements were $nil at Dec. 31, 1996. At Dec. 31, 1996, outstanding reverse repurchase agreements totaled $17 million.

At Dec. 31, 1996, investments in fixed maturities comprised 86% of the Company's total invested assets. Of the fixed maturity portfolio, approximately 42% is invested in GNMA, FNMA and FHLMC mortgage-backed securities which are considered AAA/Aaa quality.

At Dec. 31, 1996, approximately 9.6% of the Company's investments in fixed maturities were below investment grade bonds. These investments may be subject to a higher degree of risk than the high-rated issues because of the borrower's generally greater sensitivity to adverse economic conditions, such as recession or increasing interest rates, and in certain instances, the lack of an active secondary market. Expected returns on below investment grade bonds reflect consideration of such factors. The Company has identified those fixed maturities for which a decline in fair value is determined to be other than temporary, and has written them down to fair value with a charge to earnings.

At Dec. 31, 1996, net unrealized appreciation on fixed maturities held to maturity included $380 million of gross unrealized appreciation and $94 million of gross unrealized depreciation. Net unrealized appreciation on fixed maturities available for sale included $231 million of gross unrealized appreciation and $93 million of gross unrealized depreciation.

At Dec. 31, 1996, the Company had an allowance for losses for mortgage loans totaling $37 million and for real estate investments totaling $4 million.

The economy and other factors have caused an increase in the number of insurance companies that are under regulatory supervision. This circumstance has resulted in an increase in assessments by state guaranty associations to cover losses to policyholders of insolvent or rehabilitated companies. Some assessments can be partially recovered through a reduction in future premium taxes in certain states. The Company established an asset for guaranty association assessments paid to those states allowing a reduction in future premium taxes over a reasonable period of time. The asset is being amortized as premium taxes are reduced. The Company has also estimated the potential effect of future assessments on the Company's financial position and results of operations and has established a reserve for such potential assessments.

In the first quarter of 1997, the Company paid a $45 million dividend to its parent. In 1996, dividends paid to its parent were $165 million.

The National Association of Insurance Commissioners has established risk-based capital standards to determine the capital requirements of a life insurance company based upon the risks inherent in its operations. These standards require the computation of a risk-based capital amount which is then compared to a company's actual total adjusted capital. The computation involves applying factors to various statutory financial data to address four primary risks: asset default, adverse insurance experience, interest rate risk and external events. These standards provide for regulatory attention when the percentage of total adjusted capital to authorized control level risk-based capital is below certain levels. As of Dec. 31, 1996, the Company's total adjusted capital was well in excess of the levels requiring regulatory attention.

Segment information

The Company's operations consist of two business segments: Individual and group life, disability income and long-term care insurance; and fixed and variable annuity products designed for individuals, pension plans, small businesses and employer-sponsored groups. The Company is not dependent upon any single customer and no single customer accounted for more than 10% of revenue in 1996, 1995 or 1994. Additionally, no single distributor accounted for more than 10% of premiums received in 1996, 1995 or 1994. (See Note 10, Segment information, in the "Notes to Consolidated Financial Statements".)

Reinsurance

Reinsurance arrangements are used to reduce exposure to large losses. The maximum amount of risk retained by the Company on any one life is $750,000 of life and waiver of premium benefits plus $50,000 of accidental death benefits. The excesses are reinsured

PAGE 28
with other life insurance companies. At December 31, 1996, traditional life and universal life-type insurance in force aggregated $67.2 billion, of which $3.9 billion was reinsured.

Reserves

In accordance with the insurance laws and regulations under which IDS Life operates, it is obligated to carry on its books, as liabilities, actuarially determined reserves to meet its obligations on its outstanding life and health insurance policies and annuity contracts. Reserves for policies and contracts are based on mortality and morbidity tables in general use in the United States. These reserves are computed amounts that, with additions from premiums to be received, and with interest on such reserves compounded annually at assumed rates, will be sufficient to meet IDS Life's policy obligations at their maturities or in the event of an insured's death. In the accompanying financial statements these reserves are determined in accordance with generally accepted accounting principles. (See Note 1, Liabilities for future policy benefits, in the "Notes to Consolidated Financial Statements.")

Investments

Of IDS Life's consolidated total investments of $25.6 billion at Dec. 31, 1996, 36% was invested in mortgage-backed securities, 47% in corporate and other bonds, 14% in primary mortgage loans on real estate, 2% in policy loans and the remaining 1% in other investments.

Competition

IDS Life is engaged in a business that is highly competitive due to the large number of stock and mutual life insurance companies and other entities marketing insurance products. There are over 2,600 stock, mutual and other types of insurers in the life insurance business. Best's Insurance Reports, Life-Health edition, 1996, assigned IDS Life one of its highest classifications, A+ (Superior).

Employees

As of Dec. 31, 1996, IDS Life and its subsidiaries had 266 employees; including 209 employed at the corporate office in Minneapolis, MN, 8 employed at American Centurion Life Assurance Company located in Albany, NY and 49 employed at IDS Life Insurance Company of New York located in Albany, NY.

Properties

IDS Life occupies office space in Minneapolis, MN, which is rented by its parent, American Express Financial Corporation. IDS Life reimburses American Express Financial Corporation for rent based on direct and indirect allocation methods. Facilities occupied by IDS Life and its subsidiaries are believed to be adequate for the purposes for which they are used and are well maintained.

PAGE 29
State regulation

IDS Life is subject to the laws of the State of Minnesota governing insurance companies and to the regulations of the Minnesota Department of Commerce. An annual statement in the prescribed form is filed with the Minnesota Department of Commerce each year covering IDS Life's operation for the preceding year and its financial condition at the end of such year. Regulation by the Minnesota Department of Commerce includes periodic examination to determine IDS Life's contract liabilities and reserves so that the Minnesota Department of Commerce may certify that these items are correct. IDS Life's books and accounts are subject to review by the Minnesota Department of Commerce at all times. Such regulation does not, however, involve any supervision of the account's management or IDS Life's investment practices or policies. In addition, IDS Life is subject to regulation under the insurance laws of other jurisdictions in which it operates. A full examination of IDS Life's operations is conducted periodically by the National Association of Insurance Commissioners.

Under insurance guaranty fund laws, in most states, insurers doing business therein can be assessed up to prescribed limits for policyholder losses incurred by insolvent companies. Most of these laws do provide, however, that an assessment may be excused or deferred if it would threaten an insurer's own financial strength.


Directors and executive officers


The members of the Board of Directors and the principal executive officers of IDS Life, together with the principal occupation of each during the last five years, are as follows:


Directors*


David R. Hubers
Born in 1943

Director since September 1989; president and chief executive officer, AEFC, since August 1993, and director since January 1984. Senior vice president, Finance and chief financial officer, AEFC, from January 1984 to August 1993.

Richard W. Kling
Born in 1940

Director since February 1984; president since March 1994. Executive vice president, Marketing and Products from January 1988 to March 1994. Senior vice president, AEFC, since May 1994. Director of IDS Life Series Fund, Inc. and member of the board of managers and president of IDS Life Variable Annuity Funds A and B.




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PAGE 30
Paul F. Kolkman
Born in 1946

Director since May 1984; executive vice president since March 1994; vice president, Finance from May 1984 to March 1994; vice president, AEFC, since January 1987. Vice president and chief actuary of IDS Life Series Fund, Inc.

James A. Mitchell
Born in 1941

Chairman of the board since March 1994; director since July 1984; chief executive officer since November 1986; president from July 1984 to March 1994; executive vice president, AEFC, since March 1994; director, AEFC, since July 1984; senior vice president, AEFC, from July 1984 to March 1994.

Barry J. Murphy
Born in 1951

Director and executive vice president, Client Service, since March 1994; senior vice president, AEFC, since May 1994; senior vice president, Travel Related Services (TRS), a subsidiary of American Express Company, from July 1992 to April 1994; vice president, TRS, from November 1989 to July 1992.

Stuart A. Sedlacek
Born in 1957

Director and executive vice president, Assured Assets since March 1994; vice president, AEFC, since September 1988.

Melinda S. Urion
Born in 1953

Director and controller since September 1991; executive vice president since March 1994; vice president and treasurer from September 1991 to March 1994; senior vice president, chief financial officer and director, AEFC, since November 1995; corporate controller, AEFC, from April 1994 to November 1995; vice president, AEFC, from September 1991 to November 1995; chief accounting officer, AEFC, from July 1988 to September 1991.


Officers other than directors*


Morris Goodwin Jr.
Born in 1951

Vice president and treasurer since March 1994; vice president and corporate treasurer, AEFC, since July 1989. Vice president and treasurer of IDS Life Series Fund, Inc. and IDS Life Variable Annuity Funds A and B.

PAGE 31
William A. Stoltzmann
Born in 1948

Vice president, general counsel and secretary since 1989; vice president and assistant general counsel, AEFC, since November 1985.

*The address for all of the directors and principal officers is:
IDS Tower 10, Minneapolis, MN  55440-0010.

Executive compensation

Executive officers of IDS Life also may serve one or more affiliated companies. The following table reflects cash compensation paid to the five most highly compensated executive officers as a group for services rendered in 1996 to IDS Life and its affiliates. The table also shows the total cash compensation paid to all executive officers of IDS Life, as a group, who were executive officers at any time during 1996.

Name of individual                                    Cash
or number in group         Position held              compensation
__________________________________________________________________
Five most highly compensated
executive officers as a group:                        $3,448,681

James A. Mitchell        Chairman of the Board and
                          Chief Executive Officer

Richard W. Kling         President

Barry J. Murphy          Exec. Vice President,
                          Client Service

Stuart A. Sedlacek       Exec. Vice President,
                          Assured Assets

Lorraine R. Hart         Vice President,
                          Investments

All executive officers
as a group (10)                                       $4,923,385

Security ownership of management

IDS Life's directors and officers do not beneficially own any outstanding shares of stock of IDS Life. All of the outstanding shares of stock of IDS Life are beneficially owned by its parent, American Express Financial Corporation. The percentage of shares of American Express Financial Corporation owned by any director, and by all directors and officers of IDS Life as a group, does not exceed 1% of the class outstanding.

Legal proceedings and opinion

A number of lawsuits have been filed against life and health insurers in jurisdictions in which IDS Life does business involving insurers' sales practices, alleged agent misconduct, failure to

PAGE 32
properly supervise agents, and other matters. IDS Life, like other life and health insurers, from time to time is involved in such litigation. On December 13, 1996, an action of this nature was commenced in Minnesota state court. The plaintiffs purport to represent a class consisting of all persons who replaced existing IDS Life policies with new IDS Life policies from and after January 1, 1985. Plaintiffs seek damages in an unspecified amount and also seek to establish a claims resolution facility for the determination of individual issues. IDS Life filed an answer to the Complaint on February 18, 1997. A similiar action involving the replacement of existing IDS Life insurance policies and annuity contracts was filed in the same court on March 21, 1997.

IDS Life believes it has meritorious defenses to these and other actions arising in connection with the conduct of its business activities and intends to defend them vigorously. IDS Life believes that it is not a party to, nor are any of its properties the subject of, any pending legal proceedings which would have a material adverse effect on its consolidated financial condition.

Legal  matters in  connection  with federal laws and  regulations  affecting the issue and sale of the contracts described in this prospectus and the organization of IDS Life, its authority to issue contracts under Minnesota law and the validity of the forms of the contracts under Minnesota law have been passed on by the general counsel of IDS Life.

Experts

The consolidated financial statements of IDS Life Insurance Company at December 31, 1996, and 1995, and for each of the three years in the period ended December 31, 1996, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and in the registration statement, and is included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

PAGE 33
Appendix A

Partial surrender illustration

Involving a surrender charge and a market value adjustment

Annuity assumptions:
Single payment       $10,000
Guarantee period     10 years
Guarantee rate (ig)   6% effective
                     annual yield

                           End of contract year
Contract       Surrender   accumulation values
  year         charge %     if no surrenders

    1             8%           $10,600.00
    2             7             11,236.00
    3             6             11,910.16
    4             5             12,624.77
    5             4             13,382.26
    6             3             14,185.19
    7             2             15,036.30
    8             1             15,938.48
    9             0             16,894.79
   10             0             17,908.48

Partial surrender assumptions:

On the first day of your 4th contract year you request a partial surrender of:

Example  I -  $2,000  of your  accumulation  value
Example  II - A  $2,000  net surrender check

You may surrender 10% of $11,910.16 (end of 3rd contract year accumulation value) without surrender charge but subject to a market value adjustment -- this is $1,191.02

The excess market adjusted value surrendered is subject to both a 5% (4th contract year) surrender charge and a market value adjustment.

The current rate (ic) for applicable new sales and renewals = 5.5%

The number of full years left in your guarantee period (N) = 7

The number of fractional years left in your guarantee period (t) = 0

PAGE 34
Example I - $2,000 of accumulation value surrendered

What will be your market value adjustment amount?

The market adjusted value of your $2,000 partial surrender will be:

     Renewal value of accumulation value surrendered
                (1 + ic + .0025)(N+t)

     =  $2,000 (1 + ig)7
        (1 + ic + .0025)7

     =  $2,000 (1.06)7
           (1.0575)7

     =  $2,033.33

The market value adjustment = the market adjusted value surrendered less the accumulation value surrendered

     $2,033.33  -  $2,000  =  $33.33

(NOTE: This market value adjustment is positive. In other cases the market value adjustment may be negative.)

What will be your surrender charge amount?

The surrender charge will be 5% multiplied by the excess of the market adjusted value over the accumulation value that may be surrendered without surrender charge:

($2,033.33 - $1,191.02) x .05 = $42.12

What net amount will you receive?

Your contract's accumulation value will decrease by $2,000 and we will send you a check for:

Accumulation value surrendered    $2,000.00
Market value adjustment               33.33
Less surrender charge                (42.12)
Net surrender amount              $1,991.21

Example II - $2,000 net surrender check requested

What will be the accumulation value surrendered?

Tell us if you want a specific net surrender check amount. We will work backwards using an involved formula to determine how much accumulation value must be surrendered to result in a net check to you for a specific amount. For a $2,000 net check to you, the formula results in $2,009.09 of accumulation value to be surrendered.

PAGE 35
What will be your market value adjustment amount?

The market adjusted value is:

     Renewal value of accumulation value surrendered
                (1 + ic + .0025)(N+t)

     =  $2,009.09 (1 + ig)7
         (1 + ic + .0025)7

     =  $2,009.09 (1.06)7
            (1.0575)7

     =  $2,042.58

The market value adjustment = the market adjusted value surrendered less the accumulation value surrendered

     $2,042.58 - $2,009.09 = $33.49

(NOTE: This market value adjustment is positive. In other cases the market value adjustment may be negative.)

What will be your surrender charge amount?

The surrender charge will be 5% multiplied by the excess of the market adjusted value over the accumulation value that may be surrendered without surrender charge:

     ($2,042.58 - $1,191.02) x .05  =  $42.58

What net amount will you receive?

Your contract's accumulation value will decrease by $2,009.09 and we will send you a check for:

Accumulation value surrendered      $2,009.09
Market value adjustment                 33.49
Less surrender charge                  (42.58)
Net surrender amount                $2,000.00

PAGE 36
Appendix B

Market value adjustment illustration

Annuity assumptions:
Single payment       $50,000
Guarantee period     10 years
Guarantee rate       6% effective annual yield

Market adjustment assumptions: These examples show how the market value adjustment may affect your contract values. The surrenders in these examples occur one year after the contract date. There are no previous surrenders.

The accumulation value at the end of one year is $53,000. If there aren't any surrenders, the renewal value at the end of the 10 year guarantee period will be $89,542.38.

The market value adjustment is based on the rate we are crediting (at the time of your surrender) on new contracts with the same length guarantee period as the time remaining in your guarantee period. After one year, you have 9 years left of your 10 year guarantee period.

Example I shows a downward market value adjustment. Example II shows an upward market value adjustment. These examples do not show the surrender charge (if any) which would be calculated separately after the market value adjustment. Surrender charge calculations are shown in Appendix A.

Market adjusted value formula:

     Market adjusted  =     (Renewal value)
     value                (1 + ic + .0025)(N+t)

Renewal value    -- The accumulation value at the end of the
                    current guarantee period

ic               -- The current interest rate offered for new
                    contract sales and renewals for the number of years remaining in the guarantee period

N                -- The number of complete contract years to the
                    end of the current guarantee period

t                -- The fraction of the contract year remaining to
                    the end of the contract year

PAGE 37
Example I - Downward market value adjustment

A surrender results in a downward market value adjustment when interest rates have increased. Assume after 1 year, we are now crediting 6.5% for a new contract with a 9 year guarantee period. If you fully surrender, the market adjusted value would be:

         Renewal value
       (1 + ic + .0025)(N+t)

     =     $89,542.38
       (1 + .065 + .0025)9

     = $49,741.36

The market value adjustment is a $3,258.64 reduction of the accumulation value:

     ($3,258.64)  =  $49,741.36  -  $53,000

If you surrendered half of your contract instead of all, the market adjusted value of the surrendered portion would be one-half that of the full surrender:

                      $44,771.19
$24,870.68  =     (1 + .065 + .0025)9

Example II - Upward market value adjustment

A surrender results in an upward market value adjustment when interest rates have decreased more than .25%. Assume after 1 year, we are now crediting 5.5% for a new contract with a 9 year guarantee period. If you fully surrender, the market adjusted value would be:

         Renewal value
       (1 + ic + .0025)(N+t)

=         $89,542.38
       (1 + .055 + .0025)9

=    $54,138.38

The market value adjustment is a $1,138.38 increase of the accumulation value:

$1,138.38  =  $54,138.38  -  $53,000

If you surrendered half of your contract instead of all, the market adjusted value of the surrendered portion would be one-half that of the full surrender:

                   $44,771.19
$27,069.19  =  (1 + .055 + .0025)9

IDS Life Financial Information

The financial statements shown below are those of the insurance company and not those of any other entity. They are included in the prospectus for the purpose of informing the investor as to the financial condition of the insurance company and its ability to carry out its obligations under its variable contracts.

                           IDS LIFE INSURANCE COMPANY
                           CONSOLIDATED BALANCE SHEETS


                                                        Dec. 31,       Dec. 31,
ASSETS                                                    1996           1995
------                                                    ----        ---------
                                                             (thousands)

Investments:
Fixed maturities:
Held to maturity, at amortized cost (Fair value:
1996, $10,521,650; 1995, $11,878,377) ..............   $10,236,379   $11,257,591
Available for sale, at fair value (Amortized cost:
1996, $11,008,622; 1995, $10,146,136) ..............    11,146,845    10,516,212
Mortgage loans on real estate ......................     3,493,364     2,945,495
Policy loans .......................................       459,902       424,019
Other investments ..................................       251,465       146,894

Total investments ..................................    25,587,955    25,290,211

Cash and cash equivalents ..........................       224,603        72,147
Amounts recoverable from reinsurers ................       157,722       114,387
Amounts due from brokers ...........................        11,047            --
Other accounts receivable ..........................        44,089        39,108
Accrued investment income ..........................       343,313       348,008
Deferred policy acquisition costs ..................     2,330,805     2,025,725
Deferred income taxes ..............................        33,923            --
Other assets .......................................        37,364        36,410
Separate account assets ............................    18,535,160    14,974,082

Total assets .......................................   $47,305,981   $42,900,078
                                                       ===========   ===========

                           IDS LIFE INSURANCE COMPANY
                     CONSOLIDATED BALANCE SHEETS (continued)


                                                       Dec. 31,        Dec. 31
LIABILITIES AND STOCKHOLDER'S EQUITY                    1996             1995
------------------------------------                    ----             ----
                                                             (thousands)


Liabilities:
Future policy benefits:
Fixed annuities ....................................   $21,838,008   $21,404,836
Universal life-type insurance ......................     3,177,149     3,076,847
Traditional life insurance .........................       209,685       209,249
Disability income and long-term care insurance .....       424,200       327,157

Policy claims and other
policyholders' funds ...............................        83,634        56,323
Deferred income taxes ..............................          --         112,904
Amounts due to brokers .............................       261,987       121,618
Other liabilities ..................................       332,078       285,354
Separate account liabilities .......................    18,535,160    14,974,082

Total liabilities ..................................    44,861,901    40,568,370

Stockholder's equity:
Capital stock, $30 par value per share;
100,000 shares authorized, issued and outstanding ..         3,000         3,000
Additional paid-in capital .........................       283,615       278,814
Net unrealized gain on investments .................        86,102       230,129
Retained earnings ..................................     2,071,363     1,819,765

Total stockholder's equity .........................     2,444,080     2,331,708

Total liabilities and stockholder's equity .........   $47,305,981   $42,900,078
                                                       ===========   ===========

Commitments and contingencies (Note 6)

See accompanying notes to consolidated financial statements.

                                              IDS LIFE INSURANCE COMPANY
                                           CONSOLIDATED STATEMENTS OF INCOME

                                                                   Years ended Dec. 31,
                                                       1996               1995                1994
                                                       ----               ----                ----
                                                                      (thousands)
Revenues:
Premiums:
Traditional life insurance                        $    51,403         $   50,193          $   48,184
Disability income and long-term care insurance        131,518            111,337              96,456

Total premiums                                        182,921            161,530             144,640

Policyholder and contractholder charges               302,999            256,454             219,936
Management and other fees                             271,342            215,581             164,169
Net investment income                               1,965,362          1,907,309           1,781,873
Net realized loss on investments                         (159)            (4,898)             (4,282)

Total revenues                                      2,722,465          2,535,976           2,306,336

Benefits and expenses:
Death and other benefits:
Traditional life insurance                             26,919             29,528              28,263
Universal life-type insurance
and investment contracts                               85,017             71,691              52,027
Disability income and
long-term care insurance                               19,185             16,259              13,393

Increase (decrease) in liabilities for future policy benefits:
Traditional life insurance                              1,859             (1,315)             (3,229)
Disability income and
long-term care insurance                               57,230             51,279              37,912

Interest credited on universal life-type
insurance and investment contracts                  1,370,468          1,315,989           1,174,985
Amortization of deferred policy acquisition costs     278,605            280,121             280,372
Other insurance and operating expenses                261,468            211,642             210,101

Total benefits and expenses                         2,100,751          1,975,194           1,793,824

Income before income taxes                            621,714            560,782             512,512

Income taxes                                         207,138            195,842             176,343

Net income                                         $  414,576         $  364,940          $  336,169
                                                   ==========         ==========          ==========

See accompanying notes to consolidated financial statements.

                                               IDS LIFE INSURANCE COMPANY
                                  CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY
                                             Three years ended Dec. 31, 1996
                                                       (thousands)

                                                            Additional    Net Unrealized
                                              Capital           Paid-In     Gain (Loss) on     Retained
                                               Stock            Capital       Investments      Earnings            Total
                                               -----            -------       -----------      --------            -----
Balance, Dec. 31, 1993                         $3,000         $ 222,000     $      114        $1,468,230       $1,693,344
Initial adoption of SFAS No. 115                   --                --        181,269                --          181,269
Net income                                         --                --             --           336,169          336,169
Change in net unrealized
gain (loss) on  investments                        --                --       (457,091)               --         (457,091)
Cash dividends                                     --                --             --          (165,000)        (165,000)

Balance, Dec. 31, 1994                          3,000           222,000       (275,708)        1,639,399        1,588,691
Net income                                         --                --             --           364,940          364,940
Change in net unrealized
gain (loss) on investments                         --                --        505,837                --          505,837
Capital contribution from parent                   --            56,814             --                --           56,814
Loss on reinsurance transaction
with affiliate                                     --                --             --            (4,574)          (4,574)
Cash dividends                                     --                --             --          (180,000)        (180,000)

Balance, Dec. 31, 1995                          3,000           278,814        230,129         1,819,765        2,331,708
Net income                                         --                --             --           414,576          414,576
Change in net unrealized
gain (loss) on investments                         --                --       (144,027)               --         (144,027)
Capital contribution from parent                   --             4,801             --                --            4,801
Other changes                                      --                --             --             2,022            2,022
Cash dividends                                     --                --             --          (165,000)        (165,000)

Balance, Dec. 31, 1996                         $3,000          $283,615       $ 86,102        $2,071,363       $2,444,080
                                                =====           =======         ======          ========         ========

See accompanying notes to consolidated financial statements.

                                                   IDS LIFE INSURANCE COMPANY
                                              CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                       Years ended Dec. 31,
                                                            1996               1995                1994
                                                            ----               ----                ----
                                                                            (thousands)
Cash flows from operating activities:
Net income                                               $ 414,576          $ 364,940           $ 336,169
Adjustments to reconcile net income to
net cash (used in) provided by operating activities:
Policy loan issuance, excluding universal
life-type insurance                                        (49,314)           (46,011)            (37,110)
Policy loan repayment, excluding universal
life-type insurance                                         41,179             36,416              33,384
Change in amounts recoverable from reinsurers              (43,335)           (34,083)            (25,006)
Change in other accounts receivable                         (4,981)            12,231             (28,551)
Change in accrued investment income                          4,695            (30,498)            (10,333)
Change in deferred policy acquisition
costs, net                                                (294,755)          (196,963)           (192,768)
Change in liabilities for future policy
benefits for traditional life,
disability income and
long-term care insurance                                    97,479             85,575              55,354
Change in policy claims and other
policyholders' funds                                        27,311              6,255               5,552
Change in deferred income taxes                            (65,609)           (33,810)            (19,176)
Change in other liabilities                                 46,724             (6,548)               (122)
(Accretion of discount)
amortization of premium, net                               (23,032)           (22,528)             30,921
Net realized loss on investments                               159              4,898               4,282
Policyholder and contractholder
charges, non-cash                                         (154,286)          (140,506)           (126,918)
Other, net                                                 (10,816)             3,849              (8,709)

Net cash (used in) provided by operating
activities                                               $ (14,005)         $   3,217           $  16,969

                                              IDS LIFE INSURANCE COMPANY
                                    CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)


                                                                         Years ended Dec. 31,
                                                            1996               1995                1994
                                                                            (thousands)
Cash flows from investing activities:
Fixed maturities held to maturity:
Purchases                                             $    (43,751)      $ (1,007,208)         $ (879,740)
Maturities, sinking fund payments and calls                759,248            538,219           1,651,762
Sales                                                      279,506            332,154              58,001
Fixed maturities available for sale:
Purchases                                               (2,299,198)        (2,452,181)         (2,763,278)
Maturities, sinking fund payments and calls              1,270,240            861,545           1,234,401
Sales                                                      238,905            136,825             374,564
Other investments, excluding policy loans:
Purchases                                                 (904,536)          (823,131)           (634,807)
Sales                                                      236,912            160,521             243,862
Change in amounts due from brokers                         (11,047)             7,933              (2,214)
Change in amounts due to brokers                           140,369           (105,119)           (124,749)

Net cash used in investing activities                     (333,352)        (2,350,442)           (842,198)

Cash flows from financing activities:
Activity related to universal life-type insurance
and investment contracts:
Considerations received                                  3,567,586          4,189,525           3,566,814
Surrenders and death benefits                           (4,250,294)        (3,141,404)         (3,602,392)
Interest credited to account balances                    1,370,468          1,315,989           1,174,985
Universal life-type insurance policy loans:
Issuance                                                   (86,501)           (84,700)            (78,239)
Repayment                                                   58,753             52,188              50,554
Capital contribution from parent                             4,801                 --                  --
Cash dividends to parent                                  (165,000)          (180,000)           (165,000)

Net cash provided by financing activities                  499,813          2,151,598             946,722

Net increase (decrease) in cash and
cash equivalents                                           152,456           (195,627)            121,493

Cash and cash equivalents at
beginning of year                                           72,147            267,774             146,281

Cash and cash equivalents at
end of year                                          $     224,603        $    72,147         $   267,774
                                                         =========           ========            ========

See accompanying notes to consolidated financial statements.

                           IDS LIFE INSURANCE COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  ($ thousands)

1. Summary of significant accounting policies

   Nature of business

   IDS Life Insurance Company (the Company) is a stock life insurance company organized under the laws of the State of Minnesota. The Company is a wholly owned subsidiary of American Express Financial Corporation, which is a wholly owned subsidiary of American Express Company. The Company serves residents of all states except New York. IDS Life Insurance Company of New York is a wholly owned subsidiary of the Company and serves New York State residents. The Company also wholly owns American Enterprise Life Insurance Company, American Centurion Life Assurance Company (ACLAC) and American Partners Life Insurance Company.

   The Company's principal products are deferred annuities and universal life insurance, which are issued primarily to individuals. It offers single premium and flexible premium deferred annuities on both a fixed and variable dollar basis. Immediate annuities are offered as well. The Company's insurance products include universal life (fixed and variable), whole life, single premium life and term products (including waiver of premium and accidental death benefits). The Company also markets disability income and long-term care insurance.

   Basis of presentation

   The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation.

   The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles which vary in certain respects from reporting practices prescribed or permitted by state insurance regulatory authorities.

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Investments

   Fixed maturities that the Company has both the positive intent and the ability to hold to maturity are classified as held to maturity and carried at amortized cost. All other fixed maturities and all marketable equity securities are classified as available for sale and carried at fair value. Unrealized gains and losses on securities classified as available for sale are carried as a separate component of stockholder's equity, net of deferred taxes.

   Realized investment gain or loss is determined on an identified cost basis.

   Prepayments are anticipated on certain investments in mortgage-backed securities in determining the constant effective yield used to recognize interest income. Prepayment estimates are based on information received from brokers who deal in mortgage-backed securities.

   Mortgage loans on real estate are carried at amortized cost less reserves for mortgage loan losses. The estimated fair value of the mortgage loans is determined by a discounted cash flow analysis using mortgage interest rates currently offered for mortgages of similar maturities.

   Impairment of mortgage loans is measured as the excess of the loan's recorded investment over its present value of expected principal and interest payments discounted at the loan's effective interest rate, or the fair value of collateral. The amount of the impairment is recorded in a reserve for mortgage loan losses. The reserve for mortgage loans losses is maintained at a level that management believes is adequate to absorb estimated losses in the portfolio. The level of the reserve account is determined based on several factors, including historical experience, expected future principal and interest payments, estimated collateral values, and current and anticipated economic and political conditions. Management regularly evaluates the adequacy of the reserve for mortgage loan losses.

   The Company generally stops accruing interest on mortgage loans for which interest payments are delinquent more than three months. Based on management's judgement as to the ultimate collectibility of principal, interest payments received are either recognized as income or applied to the recorded investment in the loan.

   The cost of interest rate caps and floors is amortized to investment income over the life of the contracts and payments received as a result of these agreements are recorded as investment income when realized. The amortized cost of interest rate caps and floors is included in other investments. Amounts paid or received under interest rate swap agreements are recognized as an adjustment to investment income.

   Policy loans are carried at the aggregate of the unpaid loan balances which do not exceed the cash surrender values of the related policies.

   When evidence indicates a decline, which is other than temporary, in the underlying value or earning power of individual investments, such investments are written down to the fair value by a charge to income.

   Statements of cash flows

   The Company considers investments with a maturity at the date of their acquisition of three months or less to be cash equivalents. These securities are carried principally at amortized cost which approximates fair value.

   Supplementary information to the consolidated statements of cash flows for the years ended Dec. 31 is summarized as follows:

                                         1996         1995          1994
                                      ---------      --------      -----
     Cash paid during the year for:
       Income taxes                    $317,283     $191,011     $226,365
       Interest on borrowings             4,119        5,524        1,553

   Recognition of profits on annuity contracts and insurance policies

   Profits on fixed deferred annuities are recognized by the Company over the lives of the contracts, using primarily the interest method. Profits represent the excess of investment income earned from investment of contract considerations over interest credited to contract owners and other expenses.

   The retrospective deposit method is used in accounting for universal life-type insurance. This method recognizes profits over the lives of the policies in proportion to the estimated gross profits expected to be realized.

   Premiums on traditional life, disability income and long-term care insurance policies are recognized as revenue when due, and related benefits and expenses are associated with premium revenue in a manner that results in recognition of profits over the lives of the insurance policies. This association is accomplished by means of the provision for future policy benefits and the deferral and subsequent amortization of policy acquisition costs.

   Policyholder and contractholder charges include the monthly cost of insurance charges and issue and administrative fees. These charges also include the minimum death benefit guarantee fees received from the variable life insurance separate accounts. Management and other fees include investment management fees and mortality and expense risk fees from the variable annuity and variable life insurance separate accounts and underlying funds.

   Deferred policy acquisition costs

   The costs of acquiring new business, principally sales compensation, policy issue costs, underwriting and certain sales expenses, have been deferred on insurance and annuity contracts. The deferred acquisition costs for most single premium deferred annuities and installment annuities are amortized in relation to surrender charge revenue and a portion of the excess of investment income earned from investment of the contract considerations over the interest credited to contract owners. The costs for universal life-type insurance and certain installment annuities are amortized as a percentage of the estimated gross profits expected to be realized on the policies. For traditional life, disability income and long-term care insurance policies, the costs are amortized over an appropriate period in proportion to premium revenue.

   Liabilities for future policy benefits

   Liabilities for universal life-type insurance, single premium deferred annuities and installment annuities are accumulation values.

   Liabilities for fixed annuities in a benefit status are based on the Progressive Annuity Table with interest at 5 percent, the 1971 Individual Annuity Table with interest at 7 percent or 8.25 percent, or the 1983a Table with various interest rates ranging from 5.5 percent to 9.5 percent, depending on year of issue.

   Liabilities for future benefits on traditional life insurance are based on the net level premium method and anticipated rates of mortality, policy persistency and interest earnings. Anticipated mortality rates generally approximate the 1955-1960 Select and Ultimate Basic Table for policies issued prior to 1980, the 1965-1970 Select and Ultimate Basic Table for policies issued from 1981-1984 and the 1975-1980 Select and Ultimate Basic Table for policies issued after 1984. Anticipated policy persistency rates vary by policy form, issue age and policy duration with persistency on cash value plans generally anticipated to be better than persistency on term insurance plans. Anticipated interest rates are 4% for policies issued before 1974, 5.25% for policies issued from 1974-1980, and range from 10% to 6% depending on policy form, issue year and policy duration for policies issued after 1980.

   Liabilities for future disability income policy benefits include both policy reserves and claim reserves. Policy reserves are based on the net level premium method and anticipated rates of morbidity, mortality, policy persistency and interest earnings. Anticipated morbidity rates are based on the 1964 Commissioners Disability Table for policies issued before 1996 and the 1985 CIDA table for policies issued in 1996. Anticipated mortality rates are based on the 1958 Commissioners Standard Ordinary Table for policies issued before 1996 and the 1975-1980 Basic Table for policies issued in 1996. Anticipated policy persistency rates vary by policy form, occupation class, issue age and policy duration. Anticipated interest rates are 3% for policies issued before 1996 and grade from 7.5% to 5% over five years for policies issued in 1996. Claim reserves are calculated on the basis of anticipated rates of claim continuance and interest earnings. Anticipated claim continuance rates are based on the 1964 Commissioners Disability Table for claims incurred before 1993 and the 1985 CIDA Table for claims incurred after 1992. Anticipated interest rates are 8% for claims incurred prior to 1992, 7% for claims incurred in 1992 and 6% for claims incurred after 1992.

   Liabilities for future long-term care policy benefits include both policy reserves and claim reserves. Policy reserves are based on the net level premium method and anticipated rates of morbidity, mortality, policy persistency and interest earnings. Anticipated morbidity rates are based on the 1985 National Nursing Home Survey. Anticipated mortality rates are based on the 1983a Table. Anticipated policy persistency rates vary by policy form, issue age and policy duration. Anticipated interest rates are 9.5% grading to 7% over 10 years for policies issued from 1989-1992 and 7.75% grading to 7% over 4 years for policies issued after 1992. Claim reserves are calculated on the basis of anticipated rates of claim continuance and interest earnings. Anticipated claim continuance rates are based on the 1985 National Nursing Home Survey. Anticipated interest rates are 8% for claims incurred prior to 1992, 7% claims incurred in 1992 and 6% for claims incurred after 1992.

   Reinsurance

   The maximum amount of life insurance risk retained by the Company on any one life is $750 of life and waiver of premium benefits plus $50 of accidental death benefits. The maximum amount of disability income risk retained by the Company on any one life is $6 of monthly benefit for benefit periods longer than three years. The excesses are reinsured with other life insurance companies on a yearly renewable term basis. Graded premium whole life and long-term care policies are primarily reinsured on a coinsurance basis.

   Federal income taxes

   The Company's taxable income is included in the consolidated federal income tax return of American Express Company. The Company provides for income taxes on a separate return basis, except that, under an agreement between American Express Financial Corporation and American Express Company, tax benefit is recognized for losses to the extent they can be used on the consolidated tax return. It is the policy of American Express Financial Corporation to reimburse subsidiaries for all tax benefits.

   Included  in other  liabilities  at Dec.  31,  1996 and 1995 are  $33,358 and
   ($13,415),  respectively,   receivable  from/(payable  to)  American  Express
   Financial Corporation for federal income taxes.

   Separate account business

   The separate account assets and liabilities represent funds held for the exclusive benefit of the variable annuity and variable life insurance contract owners.

   The Company makes contractual mortality assurances to the variable annuity contract owners that the net assets of the separate accounts will not be affected by future variations in the actual life expectancy experience of the annuitants and the beneficiaries from the mortality assumptions implicit in the annuity contracts. The Company makes periodic fund transfers to, or withdrawals from, the separate accounts for such actuarial adjustments for variable annuities that are in the benefit payment period. For variable life insurance, the Company guarantees that the rates at which insurance charges and administrative fees are deducted from contract funds will not exceed contractual maximums. The Company also guarantees that the death benefit will continue payable at the initial level regardless of investment performance so long as minimum premium payments are made.

   Accounting changes

   The Financial Accounting Standards Board's (FASB) Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," was effective Jan. 1, 1996. The new rule did not have a material impact on the Company's results of operations or financial condition. The Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The effect of adopting the new rule was to increase stockholder's equity by $181,269, net of tax, as of Jan. 1, 1994, but the adoption had no impact on the Company's net income.

   Reclassification

   Certain 1995 and 1994 amounts have been reclassified to conform to the 1996 presentation.

2. Investments

   Fair values of investments in fixed maturities represent quoted market prices and estimated values when quoted prices are not available. Estimated values are determined by established procedures involving, among other things, review of market indices, price levels of current offerings of comparable issues, price estimates and market data from independent brokers and financial files.

   Net realized gain (loss) on investments for the years ended Dec. 31 is summarized as follows:

                                          1996           1995            1994
                                       --------        --------        --------

   Fixed maturities ............       $  8,736        $  9,973        $ (1,575)
   Mortgage loans ..............         (8,745)        (13,259)         (3,013)
   Other investments ...........           (150)         (1,612)            306
                                       --------        --------        --------
                                       $   (159)       $ (4,898)       $ (4,282)
                                       ========        ========        ========

   Changes in net unrealized appreciation (depreciation) of investments for the years ended Dec. 31 are summarized as follows:

                                         1996          1995            1994
                                     ----------    ------------     -----------
   Fixed maturities:
      Held to maturity .......     $  (335,515)     $ 1,195,847     $(1,329,740)
      Available for sale .....        (231,853)         811,649        (720,449)
   Equity securities .........             (52)           3,118          (2,917)

   The amortized cost, gross unrealized gains and losses and fair values of investments in fixed maturities and equity securities at Dec. 31, 1996 are as follows:

                                                    Gross       Gross
                                        Amortized  Unrealized  Unrealized   Fair
   Held to maturity                         Cost      Gains     Losses      Value
   ----------------                         ----      -----     ------      -----
   U.S. Government agency obligations    $ 44,002    $   933  $  1,276     $ 43,659
   State and municipal obligations          9,685        412        --       10,097
   Corporate bonds and obligations      8,057,997    356,687    47,639    8,367,045
   Mortgage-backed securities           2,124,695     21,577    45,423    2,100,849
                                     ------------  ---------   ------- ------------
                                      $10,236,379   $379,609   $94,338  $10,521,650
                                      ===========   ========   =======  ===========

                                                      Gross       Gross
                                       Amortized  Unrealized  Unrealized       Fair
   Available for sale                       Cost      Gains      Losses        Value
   ------------------                       ----      -----      ------        -----
   U.S. Government agency obligations $    77,944   $  2,607   $     96  $    80,455
   State and municipal obligations         11,032      1,336         --       12,368
   Corporate bonds and obligations      3,701,604    122,559     24,788    3,799,375
   Mortgage-backed securities           7,218,042    104,808     68,203    7,254,647
                                       ----------   --------     ------  -----------
   Total fixed maturities              11,008,622    231,310     93,087   11,146,845
   Equity securities                        3,000        308         --        3,308
                                      -----------   --------    -------  -----------
                                      $11,011,622   $231,618    $93,087  $11,150,153
                                      ===========   ========    =======  ===========

   The amortized cost, gross unrealized gains and losses and fair values of investments in fixed maturities and equity securities at Dec. 31, 1995 are as follows:

                                                       Gross         Gross
                                          Amortized   Unrealized   Unrealized     Fair
   Held to maturity                           Cost      Gains       Losses        Value

   U.S. Government agency obligations   $    64,523   $  3,919     $    --   $    68,442
   State and municipal obligations           11,936        362          32        12,266
   Corporate bonds and obligations        8,921,431    620,327      36,786     9,504,972
   Mortgage-backed securities             2,259,701     42,684       9,688     2,292,697
                                        -----------  ---------     -------   -----------
                                        $11,257,591   $667,292     $46,506   $11,878,377
                                        ===========   ========     =======   ===========

                                                        Gross        Gross
                                          Amortized   Unrealized   Unrealized     Fair
   Available for sale                        Cost       Gains       Losses        Value

   U.S. Government agency obligations   $    84,082  $   3,248    $     50   $    87,280
   State and municipal obligations           11,020      1,476          --        12,496
   Corporate bonds and obligations        2,514,308    186,596       3,451     2,697,453
   Mortgage-backed securities             7,536,726    206,288      24,031     7,718,983
                                         ----------   --------     -------    ----------
   Total fixed maturities                10,146,136    397,608      27,532    10,516,212
   Equity securities                          3,156        361          --         3,517
                                         ----------   --------     -------    ----------
                                        $10,149,292   $397,969     $27,532   $10,519,729
                                        ===========   ========     =======   ===========

   The amortized cost and fair value of investments in fixed maturities at Dec. 31, 1996 by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                           Amortized             Fair
   Held to maturity                           Cost               Value

   Due in one year or less               $    197,711       $    200,134
   Due from one to five years               2,183,374          2,294,335
   Due from five to ten years               4,606,775          4,779,690
   Due in more than ten years               1,123,824          1,146,642
   Mortgage-backed securities               2,124,695          2,100,849
                                         ------------       ------------
                                          $10,236,379        $10,521,650

                                            Amortized             Fair
   Available for sale                         Cost                Value

   Due in one year or less               $    227,051       $    229,650
   Due from one to five years                 851,428            899,098
   Due from five to ten years               2,140,579          2,182,079
   Due in more than ten years                 571,522            581,371
   Mortgage-backed securities               7,218,042          7,254,647
                                         ------------       ------------
                                          $11,008,622        $11,146,845

   During the years ended Dec. 31, 1996, 1995 and 1994, fixed maturities classified as held to maturity were sold with amortized cost of $277,527, $333,508 and $61,290, respectively. Net gains and losses on these sales were not significant. The sale of these fixed maturities was due to significant deterioration in the issuers' creditworthiness.

   As a result of adopting the FASB Special Report, "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities," the Company reclassified securities with a book value of $91,760 and net unrealized gains of $881 from held to maturity to available for sale in December 1995.

   In addition, fixed maturities available for sale were sold during 1996 with proceeds of $238,905 and gross realized gains and losses of $571 and $16,084, respectively. Fixed maturities available for sale were sold during 1995 with proceeds of $136,825 and gross realized gains and losses of $nil and $5,781, respectively. Fixed maturities available for sale were sold during 1994 with proceeds of $374,564 and gross realized gains and losses of $1,861 and $7,602, respectively.

   At Dec. 31, 1996, bonds carried at $13,571 were on deposit with various states as required by law.

   Net investment income for the years ended Dec. 31 is summarized as follows:

                                         1996            1995           1994
                                        ---------       -------        -----

   Interest on fixed maturities       $1,666,929      $1,656,136    $1,556,756
   Interest on mortgage loans            283,830         232,827       196,521
   Other investment income                43,283          35,936        38,366
   Interest on cash equivalents            5,754           5,363         6,872
                                   -------------         -------   -----------
                                       1,999,796       1,930,262     1,798,515
   Less investment expenses               34,434          22,953        16,642
                                    ------------       ---------    ----------
                                      $1,965,362      $1,907,309    $1,781,873
                                      ==========      ==========    ==========

   At Dec. 31, 1996, investments in fixed maturities comprised 84 percent of the Company's total invested assets. These securities are rated by Moody's and Standard & Poor's (S&P), except for securities carried at approximately $1.9 billion which are rated by American Express Financial Corporation internal analysts using criteria similar to Moody's and S&P. A summary of investments in fixed maturities, at amortized cost, by rating on Dec. 31 is as follows:

     Rating                              1996               1995
     ------                          -----------         -----------
     Aaa/AAA ....................... $ 9,460,134         $ 9,907,664
     Aaa/AA ........................       2,870               3,112
     Aa/AA .........................     241,914             279,403
     Aa/A ..........................     192,631             154,846
     A/A ...........................   2,949,895           3,104,122
     A/BBB .........................   1,034,661             871,782
     Baa/BBB .......................   4,531,515           4,417,654
     Baa/BB ........................     768,285             657,633
     Below investment grade ........   2,063,096           2,007,511
                                     -----------         -----------
                                     $21,245,001         $21,403,727

   At Dec. 31, 1996, 95 percent of the securities rated Aaa/AAA are GNMA, FNMA and FHLMC mortgage-backed securities. No holdings of any other issuer are greater than 1 percent of the Company's total investments in fixed maturities.

   At Dec. 31, 1996, approximately 13.7 percent of the Company's invested assets were mortgage loans on real estate. Summaries of mortgage loans by region of the United States and by type of real estate are as follows:

                                 Dec. 31, 1996               Dec. 31, 1995
                           -------------------------    ------------------------
                           On Balance   Commitments    On Balance   Commitments
     Region                   Sheet     to Purchase       Sheet     to Purchase
   ------------------      -----------   -----------    -----------   ----------
   East North Central      $  777,960      $  19,358     $  720,185    $ 67,206
   West North Central         389,285         29,620        303,113      34,411
   South Atlantic             891,852         35,007        732,529     111,967
   Middle Atlantic            553,869         17,959        508,634      37,079
   New England                310,177         14,042        244,816      40,452
   Pacific                    190,770          4,997        168,272      23,161
   West South Central         105,173         11,246         61,860      27,978
   East South Central          75,176             --         58,462      10,122
   Mountain                   236,597         11,401        184,964      16,774
                           ----------       --------       --------      ------
                            3,530,859        143,630      2,982,835     369,150
   Less allowance for losses   37,495             --         37,340          --
                           ----------       --------        -------         ---
                           $3,493,364       $143,630     $2,945,495    $369,150
                           ==========       ========     ==========    ========

                                   Dec. 31, 1996                Dec. 31, 1995
                           -------------------------    ------------------------
                           On Balance    Commitments    On Balance   Commitments
     Property type             Sheet     to Purchase       Sheet     to Purchase
-----------------------     ---------      ---------    -----------  -----------
Department/retail stores   $1,154,179      $  68,032    $   985,660    $ 134,538
Apartments                  1,119,352         23,246      1,038,446       84,978
Office buildings              611,395         27,653        464,381       62,664
Industrial buildings          296,944          6,716        255,469       22,721
Hotels/motels                  97,870          6,257         31,335       48,816
Nursing/retirement homes       88,226          1,877         80,864        4,378
Mixed Use                      73,120             --         53,169           --
Medical buildings              67,178          8,289         57,772        2,495
Other                          22,595          1,560         15,739        8,560
                         ------------     ----------      ---------     --------
                            3,530,859        143,630      2,982,835      369,150
Less allowance for losses      37,495             --         37,340           --
                         ------------         ------      ---------       ------
                           $3,493,364       $143,630     $2,945,495     $369,150
                           ==========       ========     ==========     ========

Mortgage loan fundings are restricted by state insurance regulatory authorities to 80 percent or less of the market value of the real estate at the time of origination of the loan. The Company holds the mortgage document, which gives the right to take possession of the property if the borrower fails to perform according to the terms of the agreement. The fair value of the mortgage loans is determined by a discounted cash flow analysis using mortgage interest rates currently offered for mortgages of similar maturities. Commitments to purchase mortgages are made in the ordinary course of business. The fair value of the mortgage commitments is $nil.

At Dec. 31, 1996 and 1995, the Company's recorded investment in impaired loans was $79,441 and $83,874 with a reserve of $16,162 and $19,307, respectively. During 1996 and 1995, the average recorded investment in impaired loans was $74,338 and $74,567, respectively.

The Company recognized $4,889 and $5,014 of interest income related to impaired loans for the year ended Dec. 31, 1996 and 1995, respectively.

The following table presents changes in the reserve for investment losses related to all loans:

                                            1996              1995
                                         ---------         --------
Balance, Jan. 1 ....................      $ 37,340         $ 35,252
Provision for investment losses ....        10,005           15,900
Loan payoffs .......................        (4,700)         (11,900)
Foreclosures .......................        (5,150)          (1,350)
Other ..............................            --             (562)
                                          --------         --------
Balance, Dec. 31 ...................      $ 37,495         $ 37,340
                                          ========         ========

At Dec. 31, 1996, the Company had commitments to purchase affordable housing limited partnership investments of $28,476, which is recorded as a liability in the accompanying balance sheets. The total amounts committed in 1997 and 1998 are $25,234 and $3,242, respectively. The Company also had commitments to purchase real estate investments for $35,425. Commitments to purchase real estate investments are made in the ordinary course of business. The fair value of these commitments is $nil.

3. Income taxes

   The Company qualifies as a life insurance company for federal income tax purposes. As such, the Company is subject to the Internal Revenue Code provisions applicable to life insurance companies.

   Income tax expense consists of the following:

                                     1996          1995          1994
                                    ------       --------      -------
   Federal income taxes:
         Current                   $260,357      $218,040     $186,508
         Deferred                   (65,609)      (33,810)     (19,175)
                                   --------      --------     --------
                                    194,748       184,230      167,333
   State income taxes-current        12,390        11,612        9,010
                                  ---------       -------       ------
   Income tax expense              $207,138      $195,842     $176,343
                                   ========      ========     ========

   Increases (decreases) to the federal tax provision applicable to pretax income based on the statutory rate are attributable to:

                                        1996                  1995                  1994
                                 -----------------     -----------------     -----------------
                                 Provision    Rate     Provision    Rate     Provision    Rate
        Federal income
          taxes based on
        the statutory rate       $217,600    35.0%      $196,274    35.0%     $179,379    35.0%
        Increases (decreases)
        are attributable to:
        Tax-excluded interest
          and dividend income      (9,636)   (1.6)        (8,524)   (1.5)       (9,939)   (2.0)
        Other, net                (13,216)   (2.1)        (3,520)   (0.6)       (2,107)   (0.4)
                                ---------   -----       --------    ----      --------    ----
        Federal income taxes     $194,748    31.3%      $184,230    32.9%     $167,333    32.6%
                                 ========   =====       ========    ====      ========    ====

   A portion of life insurance company income earned prior to 1984 was not subject to current taxation but was accumulated, for tax purposes, in a policyholders' surplus account. At Dec. 31, 1996, the Company had a policyholders' surplus account balance of $20,114. The policyholders' surplus account is only taxable if dividends to the stockholder exceed the stockholder's surplus account or if the Company is liquidated. Deferred income taxes of $7,040 have not been established because no distributions of such amounts are contemplated.

   Significant components of the Company's deferred tax assets and liabilities as of Dec. 31 are as follows:

                                           1996            1995
                                          -------         -----
   Deferred tax assets:
   Policy reserves                       $724,412       $600,176
   Life insurance guarantee
      fund assessment reserve              29,854         26,785
   Other                                    2,763             --
                                        ---------        -------
   Total deferred tax assets              757,029        626,961
                                        ---------        -------

   Deferred tax liabilities:
   Deferred policy acquisition costs      665,685        590,762
   Unrealized gain on investments          48,486        129,653
   Investments, other                       8,935         17,152
   Other                                       --          2,298
                                         --------        -------
   Total deferred tax liabilities         723,106        739,865
                                         --------        -------
   Net deferred tax assets (liabilities)$  33,923      $(112,904)
                                        =========      =========

   The Company is required to establish a "valuation allowance" for any portion of the deferred tax assets that management believes will not be realized. In the opinion of management, it is more likely than not that the Company will realize the benefit of the deferred tax assets and, therefore, no such valuation allowance has been established.

4. Stockholder's equity

   During 1996, the Company received a $4,801 capital contribution from its parent, American Express Financial Corporation. During 1995, the Company received a $39,700 capital contribution from its parent in the form of investments in fixed maturities and mortgage loans. In addition, effective Jan. 1, 1995, the Company began consolidating the financial results of ACLAC. This change reflected the transfer of ownership of ACLAC from Amex Life Assurance Company (Amex Life), a former affiliate, to the Company prior to the sale of Amex Life to an unaffiliated third party on Oct. 2, 1995. This transfer of ownership to the Company has been reflected as a capital contribution of $17,114 in the accompanying financial statements. The effect of this change in reporting entity was not significant and prior periods have not been restated.

   As discussed in Note 5, the Company entered into a reinsurance agreement with Amex Life during 1995. As a result of this transaction, a loss of $4,574 was realized and reported as a direct charge to retained earnings.

   Other changes in the statements of stockholder's equity are primarily related to reinsurance transactions with affiliates.

   Retained earnings available for distribution as dividends to the parent are limited to the Company's surplus as determined in accordance with accounting practices prescribed by state insurance regulatory authorities. Statutory unassigned surplus aggregated $1,261,592 as of Dec. 31, 1996 and $1,103,993 as of Dec. 31, 1995 (see Note 3 with respect to the income tax effect of certain distributions). In addition, any dividend distributions in 1997 in excess of approximately $351,306 would require approval of the Department of Commerce of the State of Minnesota.

   Statutory net income for the years ended Dec. 31 and capital and surplus as of Dec. 31 are summarized as follows:

                                       1996            1995           1994
                                      ------          ------        ------
   Statutory net income            $ 365,585       $ 326,799       $ 294,699
   Statutory capital and surplus   1,565,082       1,398,649       1,261,958

   Dividends paid to American Express Financial Corporation were $165,000 in 1996, $180,000 in 1995, and $165,000 in 1994.

5. Related party transactions

   The Company has loaned funds to American Express Financial Corporation under a collateral loan agreement. The balance of the loan was $11,800 and $25,800 at Dec. 31, 1996 and 1995, respectively. This loan can be increased to a maximum of $75,000 and pays interest at a rate equal to the preceding month's effective new money rate for the Company's permanent investments. It is collateralized by equity securities valued at $116,543 at Dec. 31, 1996. Interest income on related party loans totaled $780, $1,371 and $2,894 in 1996, 1995 and 1994, respectively.

   The Company purchased a five year secured note from an affiliated company which had an outstanding balance of $nil and $19,444 at Dec. 31, 1996 and 1995, respectively. The note bears a fixed rate of 8.42 percent. Interest income on the above note totaled $1,637, $1,937 and $2,278 in 1996, 1995 and 1994, respectively.

   The Company has a reinsurance agreement whereby it assumed 100 percent of a block of single premium life insurance business from Amex Life Assurance Company (Amex Life), a former affiliate. The accompanying consolidated balance sheets at Dec. 31, 1996 and 1995 include $758,812 and $764,663, respectively, of future policy benefits related to this agreement.

   The Company has a reinsurance agreement to cede 50 percent of its long-term care insurance business to Amex Life. The accompanying consolidated balance sheets at Dec. 31, 1996 and 1995 include $134,121 and $95,484, respectively, of reinsurance receivables related to this agreement. Premiums ceded amounted to $32,917, $25,553 and $20,360 and reinsurance recovered from reinsurers amounted to $5,135, $4,998 and $3,022 for the years ended Dec. 31, 1996, 1995 and 1994, respectively.

   The Company has a reinsurance agreement to assume deferred annuity contracts from Amex Life. At Oct. 1, 1995, a $803,618 block of deferred annuities and $28,327 of deferred policy acquisition costs were transferred to the Company. The accompanying consolidated balance sheet at Dec. 31, 1996 includes $828,298 of future policy benefits related to this agreement. Contracts with future policy benefits totaling $50,400 were still reinsured with the former affiliate at Dec. 31, 1996. The remaining contracts had been novated to Company contracts.

   Until July 1, 1995, the Company participated in the IDS Retirement Plan of American Express Financial Corporation which covered all permanent employees age 21 and over who had met certain employment requirements. Effective July 1, 1995, the IDS Retirement Plan was merged with American Express Company's American Express Retirement Plan, which simultaneously was amended to include a cash balance formula and a lump sum distribution option. Employer contributions to the plan are based on participants' age, years of service and total compensation for the year. Funding of retirement costs for this plan complies with the applicable minimum funding requirements specified by ERISA. The Company's share of the total net periodic pension cost was $174, $155 and $156 in 1996, 1995 and 1994, respectively.

   The Company also participates in defined contribution pension plans of American Express Company which cover all employees who have met certain employment requirements. Company contributions to the plans are a percent of either each employee's eligible compensation or basic contributions. Costs of these plans charged to operations in 1996, 1995 and 1994 were $990, $815 and $957, respectively.

   The Company participates in defined benefit health care plans of American Express Financial Corporation that provide health care and life insurance benefits to retired employees and retired financial advisors. The plans include participant contributions and service related eligibility requirements. Upon retirement, such employees are considered to have been employees of American Express Financial Corporation. American Express Financial Corporation expenses these benefits and allocates the expenses to its subsidiaries. Accordingly, costs of such benefits to the Company are included in employee compensation and benefits and cannot be identified on a separate company basis.

   Charges  by  American  Express   Financial   Corporation  for  use  of  joint
   facilities, marketing services and other services aggregated $397,362, $377,139, and $335,183 for 1996, 1995 and 1994, respectively. Certain of these costs are included in deferred policy acquisition costs. In addition, the Company rents its home office space from American Express Financial Corporation on an annual renewable basis.

6. Commitments and contingencies

   At Dec. 31, 1996 and 1995, traditional life insurance and universal life-type insurance in force aggregated $67,274,354 and $59,683,532, respectively, of which $3,875,921 and $3,771,204 were reinsured at the respective year ends. The Company also reinsures a portion of the risks assumed under disability income and long-term care policies. Under all reinsurance agreements, premiums ceded to reinsurers amounted to $48,250, $39,399 and $31,016 and reinsurance recovered from reinsurers amounted to $15,612, $14,088, and $10,778 for the years ended Dec. 31, 1996, 1995 and 1994. Reinsurance contracts do not relieve the Company from its primary obligation to policyholders.

   A number of lawsuits have been filed against life and health insurers in jurisdictions in which the Company and its subsidiaries do business involving insurers' sales practices, alleged agent misconduct, failure to properly supervise agents, and other matters. In December 1996, an action of this type was brought against the Company and its parent, American Express Financial Corporation. The plaintiffs purport to represent a class consisting of all persons who replaced existing Company policies with new Company policies from and after Jan. 1, 1985. The complaint puts at issue various alleged sales practices and misrepresentations, alleged breaches of fiduciary duties and alleged violations of consumer fraud statutes. Plaintiffs seek damages in an unspecified amount and seek to establish a claims resolution facility for the determination of individual issues. The Company and its parent believe they have meritorious defenses to the claims raised in the lawsuit. The outcome of any litigation cannot be predicted with certainty, particularly in the early stages of an action. In the opinion of management, however, the ultimate resolution of the above lawsuit and others filed against the Company should not have a material adverse effect on the Company's consolidated financial position.

   During 1996, the Company settled the federal tax audit for 1987 through 1989 tax years. There was no material impact as a result of that audit. Also, the IRS is currently auditing the Company's 1990 through 1992 tax years. Management does not believe there will be a material impact as a result of this audit.

7. Lines of credit

   The Company has available lines of credit with two banks and its parent aggregating $175,000, of which $100,000 is with its parent. The lines of credit are at 40 to 80 basis points over the lenders' cost of funds or equal to the prime rate, depending on which line of credit agreement is used. The $25,000 line of credit with one bank expired on Dec. 31, 1996 and the Company did not seek renewal. The $50,000 line of credit with the other bank expires on June 30, 1997 and the Company expects to seek renewal. Borrowings outstanding under these agreements were $nil at Dec. 31, 1996 and 1995.

8. Derivative financial instruments

   The Company enters into transactions involving derivative financial instruments to manage its exposure to interest rate risk, including hedging specific transactions. The Company does not hold derivative instruments for trading purposes. The Company manages risks associated with these instruments as described below.

   Market risk is the possibility that the value of the derivative financial instruments will change due to fluctuations in a factor from which the instrument derives its value, primarily an interest rate. The Company is not impacted by market risk related to derivatives held for non-trading purposes beyond that inherent in cash market transactions. Derivatives held for purposes other than trading are largely used to manage risk and, therefore, the cash flow and income effects of the derivatives are inverse to the effects of the underlying transactions.

   Credit risk is the possibility that the counterparty will not fulfill the terms of the contract. The Company monitors credit exposure related to derivative financial instruments through established approval procedures, including setting concentration limits by counterparty and industry, and requiring collateral, where appropriate. A vast majority of the Company's counterparties are rated A or better by Moody's and Standard & Poor's.

   Credit exposure related to interest rate caps and floors is measured by the replacement cost of the contracts. The replacement cost represents the fair value of the instruments.

   The notional or contract amount of a derivative financial instrument is generally used to calculate the cash flows that are received or paid over the life of the agreement. Notional amounts are not recorded on the balance sheet. Notional amounts far exceed the related credit exposure.

   The Company's holdings of derivative financial instruments are as follows:

                               Notional    Carrying      Fair      Total Credit
   Dec. 31, 1996                Amount       Value       Value       Exposure
   -------------              ---------     -------     --------   ------------
   Assets:
    Interest rate caps      $ 4,000,000     $16,227     $  7,439      $  7,439
    Interest rate floors      1,000,000       2,041        4,341         4,341
    Interest rate swaps       1,000,000          --      (24,715)           --
                             ----------     -------     --------       -------
                             $6,000,000     $18,268     $(12,935)      $11,780
                             ==========     =======     ========       =======
   Dec. 31, 1995
   Assets:
     Interest rate caps      $5,100,000     $26,680     $  8,366       $ 8,366
                             ==========     =======     ========       =======

   The fair values of derivative financial instruments are based on market values, dealer quotes or pricing models. The interest rate caps and floors expire on various dates from 1996 to 2001. The interest rate swaps are in effect through 2001.

   Interest rate caps, swaps and floors are used principally to manage the Company's interest rate risk. These instruments are used to protect the margin between interest rates earned on investments and the interest rates credited to related annuity contract holders.

9. Fair values of financial instruments

   The Company discloses fair value information for most on- and off-balance sheet financial instruments for which it is practicable to estimate that value. Fair values of life insurance obligations and all non-financial instruments, such as deferred acquisition costs are excluded. Off-balance sheet intangible assets, such as the value of the field force, are also excluded. Management believes the value of excluded assets is significant. The fair value of the Company, therefore, cannot be estimated by aggregating the amounts presented.

                                           1996                        1995
                                          ------                      -----

                                 Carrying         Fair        Carrying         Fair
   Financial Assets               Value           Value         Value         Value
   ----------------               -----           -----         -----         -----
   Investments:
     Fixed maturities (Note 2):
       Held to maturity        $10,236,379   $10,521,650   $11,257,591   $11,878,377
       Available for sale       11,146,845    11,146,845    10,516,212    10,516,212
     Mortgage loans on
       real estate (Note 2)      3,493,364     3,606,077     2,945,495     3,184,666
     Other:
       Equity securities (Note 2)    3,308         3,308         3,517         3,517
       Derivative financial
         instruments (Note 8)       18,268       (12,935)       26,680         8,366
       Other                        63,993        66,242        52,182        52,182
   Cash and
     cash equivalents (Note 1)     224,603       224,603        72,147        72,147
   Separate account assets
     (Note 1)                   18,535,160    18,535,160    14,974,082    14,974,082

   Financial Liabilities
     Future policy benefits
       for fixed annuities      20,641,986    19,721,968    20,259,265    19,603,114
     Separate account
         liabilities            17,358,087    16,688,519    14,208,619    13,665,636

   At Dec. 31, 1996 and 1995, the carrying amount and fair value of future policy benefits for fixed annuities exclude life insurance-related contracts carried at $1,112,155 and $1,070,598, respectively, and policy loans of $83,867 and $74,973, respectively. The fair value of these benefits is based on the status of the annuities at Dec. 31, 1996 and 1995. The fair value of deferred annuities is estimated as the carrying amount less any applicable surrender charges and related loans. The fair value for annuities in non-life contingent payout status is estimated as the present value of projected benefit payments at rates appropriate for contracts issued in 1996 and 1995.

   At Dec. 31, 1996 and 1995, the fair value of liabilities related to separate accounts is estimated as the carrying amount less any applicable surrender charges and less variable insurance contracts carried at $1,177,073 and $765,463, respectively.

10.Segment information

   The Company's operations consist of two business segments; first, individual and group life insurance, disability income and long-term care insurance, and second, annuity products designed for individuals, pension plans, small businesses and employer-sponsored groups. The consolidated condensed statements of income for the years ended Dec. 31, 1996, 1995 and 1994 and total assets at Dec. 31, 1996, 1995 and 1994 by segment are summarized as follows:

                                          1996           1995            1994
                                         ------         ------          -----
   Net investment income:
   Life, disability income
     and long-term care insurance   $    262,998   $    256,242   $     247,047
   Annuities                           1,702,364      1,651,067       1,534,826
                                     -----------    -----------    ------------
                                     $ 1,965,362    $ 1,907,309    $  1,781,873
                                     ===========    ===========    ============
   Premiums, charges and fees:
   Life, disability income
     and long-term care insurance   $    448,389   $    384,008   $     335,375
   Annuities                             308,873        249,557         193,370
                                    ------------   ------------   -------------
                                    $    757,262   $    633,565   $     528,745
                                    ============   ============   =============
   Income before income taxes:
   Life, disability income
     and long-term care insurance   $    161,115   $    125,402   $     122,677
   Annuities                             460,758        440,278         394,117
   Net loss on investments                  (159)        (4,898)         (4,282)
                                   -------------  -------------  --------------
                                    $    621,714   $    560,782   $     512,512
                                    ============   ============   =============
   Total assets:
   Life, disability income
     and long-term care insurance   $  7,028,906   $  6,195,870    $  5,269,188
   Annuities                          40,277,075     36,704,208      30,478,355
                                     -----------    -----------     -----------
                                     $47,305,981    $42,900,078     $35,747,543
                                     ===========    ===========     ===========

   Allocations of net investment income and certain general expenses are based on various assumptions and estimates.

   Assets are not individually identifiable by segment and have been allocated principally based on the amount of future policy benefits by segment.

   Capital  expenditures  and  depreciation   expense  are  not  material,   and
   consequently, are not reported.

Report of Independent Auditors


The Board of Directors
IDS Life Insurance Company

We have audited the accompanying consolidated balance sheets of IDS Life Insurance Company (a wholly owned subsidiary of American Express Financial Corporation) as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholder's equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of IDS Life Insurance Company at December 31, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for certain investments in debt and equity securities in 1994.



Ernst & Young LLP
February 7, 1997
Minneapolis, Minnesota

PAGE 38
STATEMENT OF DIFFERENCES

Difference                          Description



1)  The layout is different         1)  Some of the layout in the
    throughout the prospectus.          prospectus is in two
                                        columns.

2)  Headings.                       2)  The headings in the
                                        prospectus are placed
                                        in blue strip at the top
                                        of the page.

3)  The page numbers in the         3)  The prospectus begins on
    electronic document do not          page 1 in both documents,
    correspond to the printed           ends on page 37 in the
    prospectus.                         electronic document, and
                                        page 53 in the printed
                                        prospectus.

4)  Prospectus language.            4)  On page 2 of the
                                        electronic filing in the
                                        second paragraph, the
                                        following words were added:

                                        "bank or" before financial
                                        institution, and "backed"
                                        before or guaranteed....

5)  Asterisks.                      5)  On page 29 of the
                                        electronic filing, an
                                        asterisk was deleted at the
                                        end of the "Directors and
                                        executive officers" line,
                                        and added at "Directors".
                                        On page 30 of the
                                        electronic filing, an
                                        asterisk was added at the
                                        end of the "Officers other
                                        than directors" line.